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                               STOCK PURCHASE AGREEMENT

                             DATED AS OF NOVEMBER 4, 1997


                                     BY AND AMONG

                             INTERTAPE POLYMER GROUP INC.

                           IPG (US) ACQUISITION CORPORATION

                                         AND

                                      STC CORP.

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                                  TABLE OF CONTENTS

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                                                                                 PAGE

ARTICLE I
     DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
               1.1.      Defined Terms . . . . . . . . . . . . . . . . . . . . . . .1
               1.2.      Other Terms . . . . . . . . . . . . . . . . . . . . . . . .7

ARTICLE II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7

PURCHASE AND SALE OF STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7

ARTICLE III
     CONSIDERATION AND ALLOCATION. . . . . . . . . . . . . . . . . . . . . . . . . .8
               3.1.      Consideration . . . . . . . . . . . . . . . . . . . . . . .8
               3.2.      Allocation. . . . . . . . . . . . . . . . . . . . . . . . .8
               3.3.      Adjustment of Purchase Price. . . . . . . . . . . . . . . .8

ARTICLE IV
     LETTER OF CREDIT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

ARTICLE V
     CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
               5.1.      Closing . . . . . . . . . . . . . . . . . . . . . . . . . 11
               5.2.      Documents to be Delivered by Seller to Buyer. . . . . . . 11
               5.3.      Documents to be Delivered by IPG and Buyer to Seller. . . 12
               5.4.      Other Actions at the Closing. . . . . . . . . . . . . . . 12

ARTICLE VI
     REPRESENTATIONS AND WARRANTIES RELATING TO SELLER . . . . . . . . . . . . . . 12
               6.1.      Corporate Organization. . . . . . . . . . . . . . . . . . 12
               6.2.      Stock Ownership . . . . . . . . . . . . . . . . . . . . . 12
               6.3.      Authorization of Agreement; No Violation. . . . . . . . . 13
               6.4.      Litigation. . . . . . . . . . . . . . . . . . . . . . . . 13
               6.5.      No Brokers and Finders. . . . . . . . . . . . . . . . . . 13

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ARTICLE VII
     REPRESENTATIONS AND WARRANTIES RELATING TO STC TAPE . . . . . . . . . . . . . 13
               7.1.      Corporate Organization. . . . . . . . . . . . . . . . . . 14
               7.2.      Stock Ownership . . . . . . . . . . . . . . . . . . . . . 14
               7.3.      Subsidiaries and Other Equity Investments . . . . . . . . 14
               7.4.      Financial Statements. . . . . . . . . . . . . . . . . . . 14
               7.5.      No Undisclosed Liabilities. . . . . . . . . . . . . . . . 14
               7.6.      Absence of Certain Changes. . . . . . . . . . . . . . . . 15
               7.7.      Tax Matters . . . . . . . . . . . . . . . . . . . . . . . 17

ARTICLE VIII
     REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY  . . . . . . . . . . . 19
               8.1.      Corporate Organization. . . . . . . . . . . . . . . . . . 19
               8.2.      Capitalization; Stock Ownership . . . . . . . . . . . . . 19
               8.3.      Subsidiaries and Other Equity Investments . . . . . . . . 19
               8.4.      No Violation. . . . . . . . . . . . . . . . . . . . . . . 20
               8.5.      Financial Statements. . . . . . . . . . . . . . . . . . . 21
               8.6.      No Undisclosed Liabilities. . . . . . . . . . . . . . . . 21
               8.7.      Absence of Certain Changes. . . . . . . . . . . . . . . . 22
               8.8.      Title to and Condition of Properties and Assets . . . . . 24
               8.9.      Inventory . . . . . . . . . . . . . . . . . . . . . . . . 24
               8.10.     Real Property . . . . . . . . . . . . . . . . . . . . . . 25
               8.11.     Tax Matters . . . . . . . . . . . . . . . . . . . . . . . 27
               8.12.     Contracts . . . . . . . . . . . . . . . . . . . . . . . . 28
               8.13.     Litigation. . . . . . . . . . . . . . . . . . . . . . . . 29
               8.14.     Proprietary Rights. . . . . . . . . . . . . . . . . . . . 30
               8.15.     Bank Accounts . . . . . . . . . . . . . . . . . . . . . . 30
               8.16.     Compliance with Laws. . . . . . . . . . . . . . . . . . . 31
               8.17.     Environmental Matters . . . . . . . . . . . . . . . . . . 31
               8.18.     Governmental Authorizations and Regulations . . . . . . . 32
               8.19.     SEC Filings . . . . . . . . . . . . . . . . . . . . . . . 32
               8.20.     Employee Benefit Plans and Arrangements . . . . . . . . . 33
               8.21.     Labor Matters . . . . . . . . . . . . . . . . . . . . . . 34
               8.22.     Foreign Corrupt Practices Act . . . . . . . . . . . . . . 35
               8.23.     Accounting Practices. . . . . . . . . . . . . . . . . . . 35
               8.24.     Business Relationships; Receivables . . . . . . . . . . . 35
               8.25.     Affiliates' Relationships to and Transactions
                          with the Company . . . . . . . . . . . . . . . . . . . . 36
               8.26.     Corporate Name. . . . . . . . . . . . . . . . . . . . . . 36
               8.27.     Corporate Matters. . . . . . . . . . . . . . . . . . . . .36
               8.28.     [Intentionally omitted.] . . . . . . . . . . . . . . . . .36

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               8.29.     Insurance. . . . . . . . . . . . . . . . . . . . . . . . .36
               8.30.     Product Warranties . . . . . . . . . . . . . . . . . . . .37
               8.31.     Barter Agreements. . . . . . . . . . . . . . . . . . . . .37
               8.32.     Certain Employee Matters . . . . . . . . . . . . . . . . .37
               8.33.     No Other Representations and Warranties. . . . . . . . . .37

ARTICLE IX
     REPRESENTATIONS AND WARRANTIES BY IPG AND BUYER. . . . . . . . . . . . . . . .38
               9.1.      Corporate Organization . . . . . . . . . . . . . . . . . .38
               9.2.      Authorization of Agreement; No Violation . . . . . . . . .38
               9.3.      Corporate Authority. . . . . . . . . . . . . . . . . . . .38
               9.4.      Litigation . . . . . . . . . . . . . . . . . . . . . . . .39
               9.5.      No Brokers and Finders . . . . . . . . . . . . . . . . . .39
               9.6.      Representations Concerning the Intertape Shares. . . . . .39
               9.7.      Purchase for Investment. . . . . . . . . . . . . . . . . .40

ARTICLE X
     COVENANTS OF SELLER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
               10.1.     Access, Information and Documents. . . . . . . . . . . . .40
               10.2.     Conduct of Business Pending Closing. . . . . . . . . . . .41
               10.3.     Noncompetition; Confidentiality. . . . . . . . . . . . . .44
               10.4.     Exclusivity. . . . . . . . . . . . . . . . . . . . . . . .46
               10.5.     Transfer Pricing . . . . . . . . . . . . . . . . . . . . .46
               10.6.     Consents and Approvals . . . . . . . . . . . . . . . . . .46
               10.7.     Industrial Site Recovery Act . . . . . . . . . . . . . . .46
               10.8.     [Intentionally omitted.] . . . . . . . . . . . . . . . . .46
               10.9.     Resignation of Directors and Officers. . . . . . . . . . .46
               10.10.    Use of Name. . . . . . . . . . . . . . . . . . . . . . . .47
               10.11.    Lockup . . . . . . . . . . . . . . . . . . . . . . . . . .47
               10.12.    Restructuring. . . . . . . . . . . . . . . . . . . . . . .47
               10.13.    Notification . . . . . . . . . . . . . . . . . . . . . . .47
               10.14.    Letter of Credit . . . . . . . . . . . . . . . . . . . . .47
               10.15.    Availability of Funds Under Contingent Payment
                           Agreement. . . . . . . . . . . . . . . . . . . . . . . .47
               10.16.    Certain Environmental Compliance . . . . . . . . . . . . .47
               10.17.    Consent of Union . . . . . . . . . . . . . . . . . . . . .47
               10.18.    Forms 5500 . . . . . . . . . . . . . . . . . . . . . . . .48
               10.19.    Termination of Benefit Plans . . . . . . . . . . . . . . .48

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ARTICLE XI
     COVENANTS OF IPG AND BUYER . . . . . . . . . . . . . . . . . . . . . . . . . .48
               11.1.     Confidential Information . . . . . . . . . . . . . . . . .48
               11.2.     Consents and Approvals . . . . . . . . . . . . . . . . . .48
               11.3.     Environmental Audits . . . . . . . . . . . . . . . . . . .48
               11.4.     Board Seat . . . . . . . . . . . . . . . . . . . . . . . .48
               11.5.     Indemnification of Directors and Officers of the
                           Company. . . . . . . . . . . . . . . . . . . . . . . . .49

ARTICLE XII
     HSR COVENANT OF IPG, BUYER AND SELLER . . . . . . . . . . . . . . . . . . . . 49

ARTICLE XIII
     CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS TO SELL THE STOCK . . . . . . . .50
               13.1.     Accuracy of Representations and Warranties . . . . . . . .50
               13.2.     Compliance with Covenants. . . . . . . . . . . . . . . . .50
               13.3.     Consents and Approvals . . . . . . . . . . . . . . . . . .50
               13.4.     Officer's Certificates . . . . . . . . . . . . . . . . . .50
               13.5.     Opinion of Counsel . . . . . . . . . . . . . . . . . . . .50
               13.6.     Registration Rights. . . . . . . . . . . . . . . . . . . .50
               13.7.     [Intentionally omitted.] . . . . . . . . . . . . . . . . .50
               13.8.     Guarantees . . . . . . . . . . . . . . . . . . . . . . . .51
               13.9.     Company Restructuring. . . . . . . . . . . . . . . . . . .51
               13.10.    October Financial Statements . . . . . . . . . . . . . . .51
               13.11.    Transfer Pricing . . . . . . . . . . . . . . . . . . . . .51

ARTICLE XIV
     CONDITIONS PRECEDENT TO IPG'S AND BUYER'S OBLIGATIONS TO PURCHASE THE STOCK. .51
               14.1.     Accuracy of Representations and Warranties . . . . . . . .51
               14.2.     Compliance with Covenants. . . . . . . . . . . . . . . . .51
               14.3.     Consents and Approvals . . . . . . . . . . . . . . . . . .51
               14.4.     Officer's Certificates . . . . . . . . . . . . . . . . . .51
               14.5.     [Intentionally omitted.] . . . . . . . . . . . . . . . . .52
               14.6.     Opinion of Counsel . . . . . . . . . . . . . . . . . . . .52
               14.7.     No Litigation. . . . . . . . . . . . . . . . . . . . . . .52
               14.8.     Employment Agreements. . . . . . . . . . . . . . . . . . .52
               14.9.     Resignations . . . . . . . . . . . . . . . . . . . . . . .52
               14.10.    Environmental and Safety Audits. . . . . . . . . . . . . .52
               14.11.    Physical Properties. . . . . . . . . . . . . . . . . . . .53
               14.12.    Due Diligence Investigation. . . . . . . . . . . . . . . .53

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               14.13.    October Financial Statements . . . . . . . . . . . . . . .53
               14.14.    Transfer Pricing . . . . . . . . . . . . . . . . . . . . .53
               14.15.    Title Insurance. . . . . . . . . . . . . . . . . . . . . .53
               14.16.    Financing. . . . . . . . . . . . . . . . . . . . . . . . .53
               14.17.    Restructuring. . . . . . . . . . . . . . . . . . . . . . .53
               14.18.    Environmental Compliance . . . . . . . . . . . . . . . . .53
               14.19.    Contracts in Respect of Environmental Remediation. . . . .53

ARTICLE XV
     CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE STOCK PURCHASE . . . . .54
               15.1.     No Injunction. . . . . . . . . . . . . . . . . . . . . . .54
               15.2.     HSR Act Waiting Period . . . . . . . . . . . . . . . . . .54

ARTICLE XVI
     TERMINATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54
               16.1.     Termination by Buyer and IPG . . . . . . . . . . . . . . .54
               16.2.     Termination by Seller. . . . . . . . . . . . . . . . . . .54
               16.3.     Termination by Mutual Consent. . . . . . . . . . . . . . .55
               16.4.     Termination by IPG or Seller . . . . . . . . . . . . . . .55
               16.5.     Effect of Termination. . . . . . . . . . . . . . . . . . .55

ARTICLE XVII
     SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS. . . . . . .56

ARTICLE XVIII
     INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 57
               18.1.     Seller's Obligation to Indemnify . . . . . . . . . . . . .57
               18.2.     Buyer's Obligations to Indemnify . . . . . . . . . . . . .59
               18.2A     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 59
               18.3.     Method of Asserting Claims . . . . . . . . . . . . . . . .60
               18.4.     Disputes . . . . . . . . . . . . . . . . . . . . . . . . .63

ARTICLE XIX
     [Intentionally Omitted] . . . . . . . . . . . . . . . . . . . . . . . . . . . 65

ARTICLE XX
     MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .65
               20.1.     Notices. . . . . . . . . . . . . . . . . . . . . . . . . .65
               20.2.     Entire Agreement . . . . . . . . . . . . . . . . . . . . .67

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               20.3.     Expenses . . . . . . . . . . . . . . . . . . . . . . . . .67
               20.4.     Public Announcements . . . . . . . . . . . . . . . . . . .67
               20.5.     Waiver; Remedies Cumulative. . . . . . . . . . . . . . . .67
               20.6.     Amendment. . . . . . . . . . . . . . . . . . . . . . . . .68
               20.7.     Third Party Beneficiaries. . . . . . . . . . . . . . . . .68
               20.8.     Definition of Knowledge. . . . . . . . . . . . . . . . . .68
               20.9.     No Assignment; Binding Effect. . . . . . . . . . . . . . .68
               20.10.    Headings . . . . . . . . . . . . . . . . . . . . . . . . .68
               20.11.    Invalid Provisions . . . . . . . . . . . . . . . . . . . .68
               20.12.    Law. . . . . . . . . . . . . . . . . . . . . . . . . . . .68
               20.13.    Counterparts . . . . . . . . . . . . . . . . . . . . . . .69
               20.14.    Updating Disclosure Schedules. . . . . . . . . . . . . . .69

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                           STOCK PURCHASE AGREEMENT


         This STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of November 5, 1997, by and among INTERTAPE POLYMER GROUP INC., a Canadian corporation ("IPG"), IPG (US) ACQUISITION CORPORATION, a Delaware corporation and a subsidiary of IPG ("Buyer") and STC CORP., a Korean corporation ("Seller").

                             W I T N E S S E T H :

         WHEREAS, Seller owns all of the outstanding shares of capital stock of STC Tape Inc., a Delaware corporation ("STC Tape"); and

         WHEREAS, STC Tape owns all of the outstanding shares of capital stock of American Tape Co., a Delaware corporation (the "Company"); and

         WHEREAS, IPG desires to cause Buyer, its wholly-owned subsidiary, to purchase from Seller, and Seller desires to sell to Buyer, all of the outstanding capital stock of STC Tape, all upon the terms and conditions hereinafter set forth.

         NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

         1.1. DEFINED TERMS. When used in this Agreement, the following terms shall have the meanings set forth in this Section 1.1. All Section numbers used in this Agreement refer to sections of this Agreement unless otherwise specifically described. All references to Schedules and Exhibits in this Agreement are references to schedules and exhibits to this Agreement.

         "Affiliate" means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

         "Benefit Plan" means any written Plan under which any employee, former employee or director of the Company or any Company Subsidiary or any beneficiary thereof is covered, is eligible for coverage or has benefit rights by virtue of such Person'S employment, engagement or other relationship with the Company or any Company Subsidiary.

         "Business Combination" means any (i) merger, consolidation, business combination or similar transaction relating to the Company or any of its subsidiaries or (ii) any sale or other disposition of capital stock of or other equity interests (or securities convertible into, or exercisable or exchangeable for capital stock or other equity interests) in the Company or any of its subsidiaries

(whether by the Company, the Seller or any of its Affiliates thereof) or
(iii) any sale, dividend or other disposition of all or any material portion of the assets and properties of the Company or any of its subsidiaries.

         "Claim Notice" means written notification pursuant to Section 18.1(b) of a Third Party Claim as to which indemnity under Section 18.1 or
18.2 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim against the Indemnifying Party under Section 18.1 or 18.2, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim.

         "Closing" has the meaning given to it in Section 5.1.

         "Closing Date" has the meaning given to it in Section 5.1.

         "Code" means the Internal Revenue Service Code of 1986, as amended.

         "Company Indebtedness" means the difference, at the Closing Date, between (x) the aggregate amount of the Company's interest-bearing indebtedness (excluding trade accounts payable) and (y) the amount of any cash and cash equivalents, where the interest bearing indebtedness is calculated in a manner consistent with Schedule 1 hereto.

         "Company Restructuring" has the meaning given to it in Section 10.12.

         "Company Subsidiary" means (i) any corporation that is an issuer of any shares of capital stock owned beneficially or of record by the Company or any Company Subsidiary or (ii) any other business entity of which the Company or any Company Subsidiary owns any capital or profit interests.

         "Contract" means any written note, bond, mortgage, indenture, lease, license, franchise, contract, agreement or other binding understanding, arrangement or commitment evidenced by an agreement in writing.

         "Creditors" means the entities listed in Schedule 1 hereto.

         "Dispute Notification" has the meaning given to it in Section 18.4(b)(iv).

         "Dispute Period" means the period ending 90 calendar days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnifying Notice.

         "Dispute Resolution Consultant" has the meaning given to it in
Section 18.4(b)(v).

         "Eight Key Employees" means InJin Choi, Kiwhan Lee, Koh-Hoon Lee, Alex H.S. Yoo, Keith Bong, Lawrence Lawson, Hee Chung Park and Shane Betts.

         "Environment" means all air, surface water, groundwater, or land, including land surface or subsurface, including all fish, wildlife, biota and all other natural resources.

         "Environmental Claim" means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other written communication, whether criminal or civil, (collectively, "Claims") pursuant to or relating to any applicable Environmental Law by any person (including but not limited to any Governmental Entity, private person and citizens' group) based upon, alleging, asserting, or claiming any (i) violation of or liability under any Environmental Law, (ii) violation of any Environmental Permit, or (iii) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, property damage, personal injury, fines, or penalties arising out of, based on, resulting from, or related to the presence, Release, or threatened Release into the Environment, of any Hazardous Materials at any location, including but not limited to any off-Site location to which Hazardous Materials or materials containing Hazardous Materials were sent for handling, storage, treatment, or disposal.

         "Environmental Clean-up Site" means any location which is listed or proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, or on any similar state list of sites requiring investigation or cleanup, or which is the subject of any pending or threatened action, suit, proceeding, or investigation related to or arising from any alleged violation of any Environmental Law, or at which there has been a Release, threatened or suspected Release of a Hazardous Material.

         "Environmental Costs and Liabilities" means any and all out-of-pocket losses, liabilities, obligations, damages, fines, penalties, judgment, actions, claims, costs and expenses (including, without limitation, reasonable out-of-pocket costs, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the reasonable out-of-pocket cost-effective expenses of investigation and feasibility studies and such reasonable out-of-pocket cost-effective expenses to clean up, remove, treat, or in any other way address any Hazardous Materials) arising from or under any Environmental Law.

         "Environmental Law" means any and all current and future, federal, state, local, provincial and foreign, civil and criminal laws, statutes, ordinances, orders, codes, rules, regulations, Environmental Permits, policies, guidance documents, judgments, decrees, injunctions, or agreements with any Governmental Entity, relating to the protection of health and the Environment, and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of Hazardous Materials, whether now existing or subsequently amended or enacted, including but not limited to: the Clean Air Act, 42 U.S.C. Section 7401 ET SEQ.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 ET SEQ.; the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 ET

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SEQ.; the Hazardous Material Transportation Act 49 U.S.C. Section 1801 ET
SEQ.; the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C.
Section 6901 ET SEQ.; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 ET SEQ.; and the state analogies thereto, including but not limited to the Michigan Natural Resources and Environmental Protection Act, M.C.L.A.
324.20101 ET SEQ., as amended or superseded from time to time; and any common law doctrine, including but not limited to, negligence, nuisance, trespass, personal injury, or property damage related to or arising out of the presence of, Release of, or exposure to a Hazardous Material.

         "Environmental Permit" means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required by any Governmental Entity under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Entity under any applicable Environmental Law.

         "Environmental Response Action" has the meaning given to it in
Section 18.4(b).

         "Environmental Response Action Notice" has the meaning given to it in Section 18.4(b)(i).

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

         "ERISA Affiliate" means any Person who is, or at any time was, a member of a controlled group (within the meaning of Section 412(n)(6) of the Code) that includes, or at any time included, the Company or any Company Subsidiary, or any predecessor of any of the foregoing.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Financial Statements" has the meaning given to it in Section 8.5.

         "GAAP" means United States generally accepted accounting principles as currently in effect.

         "Governmental Entity" means any government or any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, or any other instrumentality of the United States, any foreign country, or any foreign or domestic state, province, county, city or other political subdivision.

         "Guarantees" means the guarantee agreements or other written assurances listed in Schedule 2.

         "Hazardous Material" means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, underground storage tanks, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials, polychlorinated biphenyls, ionizing and non-ionizing radiation including radon and electromagnetic frequency radiation; and any other chemicals, materials, substances or wastes in any amount or concentration which are now or hereafter become defined as or included in the definition of "HAZARDOUS SUBSTANCES," "HAZARDOUS MATERIALS," "HAZARDOUS WASTES," "EXTREMELY HAZARDOUS WASTES," "RESTRICTED HAZARDOUS WASTES," "TOXIC SUBSTANCES," or words of similar import, under any Environmental Law.

         "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

         "Indemnified Environmental Losses" has the meaning given to it in
Section 18.1(a)(ii).

         "Indemnified Party" means any Person claiming indemnification under any provision of Article XVIII.

         "Indemnifying Party" means any Person against whom a claim for indemnification is being asserted under any provision of Article XVIII.

         "Indemnity Notice" means written notification pursuant to Section
18.3 of a claim for indemnity under Article XVIII by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim.

         "Intellectual Property" means domestic and foreign patents, patent applications, inventions, invention disclosures, trademark and service mark applications, registered trademarks, registered service marks, computer programs and software and related codes and applications, databases, copyrights, trademarks, service marks, brand marks, brand names, trade names, material trade secrets, know-how, proprietary information, formulae and processes and all other similar items of intellectual property.

         "IRS" means the Internal Revenue Service.

         "Laws" has the meaning given to it in Section 8.16.

         "Lien" means any adverse claim, restriction on voting or transfer or pledge, lien, charge, mortgage, encumbrance or security interest of any kind.

         "Loss" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation all removal, remedial and response costs, interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

         "Material Adverse Effect" means a material adverse effect on the business, results of operations or financial condition of a specified Person and its subsidiaries taken as a whole, as the case may be.

         "Net Operating Income" means the net operating income of the Company computed as described in Section 3.3 hereof.

         "Permit" means any license, franchise, permit, consent, concession, order, approval, authorization or registration from, of or with a Governmental Entity.

         "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Entity.

         "Plan" means any written bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, separation or other employee benefit plan or policy of any kind, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

         "Purchase Price" has the meaning given to in Section 3.1.

         "Real Property" has the meaning given to it in Section 8.10(a).

         "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dispersing, dumping, or disposing of a Hazardous Material into the Environment.

         "Registration Rights Agreement" means the Registration Rights Agreement dated as of the Closing Date between IPG and Seller substantially in the form of Exhibit B.

         "Resolution Period" means the period ending (30) calendar days following receipt by an Indemnified Party of a Dispute Notice.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "Site" means any of the real properties currently or previously owned, leased or operated by the Company, any Company Subsidiaries or any Affiliates thereof, or any entities previously owned by the Company, including all soil, subsoil, surface waters and groundwater thereat.

         "Stock" has the meaning given to it in Article II.

         "Tax" (including with correlative meaning, the terms "Taxes" and "Taxable") means all forms of taxation, whenever created or imposed, whether imposed by a local, municipal, state, foreign, federal or other governmental body or authority, and, without limiting the generality of the foregoing, shall include income, gross receipts, ad valorem, excise, value-added, sales, use, transfer, franchise, license, stamp, occupation, withholding, employment, payroll, property, environmental or other taxes, duties, fees, levies, premiums, or other governmental charges, whether disputed or not, together with any interest, penalty, additions to tax or additional amounts with respect thereto imposed by any Taxing Authority.

         "Taxing Authority" means any governmental agency, board, bureau, body, department or authority of any federal, state, local or foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

         "Tax Return" means any return, report, or statement of any nature, including an information return, report or statement required to be filed with any Taxing Authority.

         "Third Party Claim" has the meaning given to it in Section 18.3(a).

         "Trion-American Tape Agreements" means the following agreements by and between Trion Capital Corporation and the Company, each dated as of December 10, 1996: (i) the Equipment Lease; (ii) the Space License Agreement;
(iii) the Supply Contract; (iv) the Management Agreement and (v) the Shrink Film Sublease.

         "WARN Act" has the meaning given to it in Section 8.21(d).

         1.2. OTHER TERMS. Other terms may be defined elsewhere in this Agreement and, for the purposes of this Agreement, those other terms shall have the meanings specified in those other portions unless the context requires otherwise. Meanings specified in this Agreement shall be applicable to both the singular and plural forms of such terms and to the masculine, feminine and neuter genders, as the context requires. All amounts specified herein are in U.S. dollars.

                                  ARTICLE II
                          PURCHASE AND SALE OF STOCK

         2.1. Subject to the terms and conditions set forth in this Agreement, at the Closing, Buyer agrees to purchase and accept delivery from Seller of, and Seller agrees to sell, assign, transfer and deliver to Buyer, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, rights, commitments, restrictions or agreements of any kind, 160 shares of the common stock of STC Tape (the "Stock"), representing all of the issued and outstanding capital stock of STC Tape.

         2.2. Notwithstanding the foregoing, Seller may elect, between the date hereof and Closing, to transfer the Stock to STC International, Inc., a Bahamian corporation and a wholly-owned subsidiary of Seller ("STC International"). In such event, (x) the representations and warranties contained in Section 6.2 hereof shall be made directly by STC International, and the representations and warranties of Seller in such Section 6.2 shall be deemed to be representations and warranties relating to STC International's ownership of the Stock (y) all other representations and warranties of Seller contained in this Agreement shall be deemed to be made by each of Seller and STC International, and (z) all the covenants and agreements of Seller to be performed in connection with the transactions contemplated by this Agreement shall be performed by Seller and/or STC International, as applicable, PROVIDED that any failure to perform any covenant or agreement of Seller and/or STC International set forth in or contemplated by this Agreement shall be deemed the nonperformance by Seller. IPG and Buyer agree to pay the Purchase Price (as hereinafter defined), as requested by Seller, to Seller, provided that Seller hereby agrees to indemnify, defend and hold harmless each of IPG and Buyer from and against any and all losses (including, without limitation, any tax liability) suffered, incurred or sustained, or to which either of them become subject, resulting from or arising out of the payment of all or any portion of the Purchase Price to Seller rather than to STC International as hereinabove contemplated.

                                  ARTICLE III
                          CONSIDERATION AND ALLOCATION

         3.1.      CONSIDERATION. As consideration for the Stock, Buyer will
(A) at the Closing, (i) deliver to Seller certificates representing such number of shares of the common stock of IPG, par value $.01 per share (the "Intertape Shares"), as shall equal the dollar amount, which may be up to or equal to $8 million, of the Purchase Price which Seller shall have elected to receive pursuant to a written notice to such effect given by Seller to IPG at least five days prior to Closing, and (ii) pay to Seller cash in an amount equal to the difference between $43 million and the aggregate value of the Intertape Shares delivered to Seller pursuant to the foregoing clause (A)(i) hereof, by wire transfer or delivery of other available funds (the sum of (i) and (ii) being the "Purchase Price"). In determining the number of Intertape Shares to be delivered by IPG to Seller, the value of each Intertape Share shall be deemed to be $22.920.

         3.2. ALLOCATION. IPG, Buyer and Seller agree to allocate 100% of the Purchase Price to the Stock.

         3.3.      ADJUSTMENT OF PURCHASE PRICE.

         (a) Seller will cause each of STC Tape and the Company to prepare, and Coopers & Lybrand, the Company's certified public accountants, to audit in respect of the Company (only), financial statements (collectively, the "October Financial Statements") of each of STC Tape and the Company as of October 25, 1997 (the October Financial Statements as they relate to STC Tape, the "STC Tape October Financial Statements" and as such October Financial Statements relate to the Company, the "Company October Financial Statements"). Seller, IPG and Buyer agree, and Seller agrees to instruct Coopers & Lybrand that, the October Financial Statements will be prepared in accordance with GAAP consistently applied, with the following exceptions:

                   (i) The STC Tape October Financial Statements shall not include any of its subsidiaries, but shall be done on a stand-alone basis;

                   (ii) The Company October Financial Statements shall not include any Company Subsidiaries other than ATC International, Inc., a Barbados foreign sale corporation; and

                   (iii) The Company October Financial Statements shall give effect to the cancellation of the lease between the Company and Trion Capital Corporation, a Delaware corporation ("Trion Capital"), relating to the shrink film business, and the transfer of all tangible and intangible assets from Trion Capital contemplated by step 4 of the Restructuring set forth in Exhibit J hereto.

During the course of such audit, Seller shall instruct Coopers & Lybrand to keep Grant Thornton International ("Grant Thornton"), Buyer's certified public accountants, and Ernst & Young LLP ("E&Y") regularly informed as to its progress. Seller shall also instruct Coopers & Lybrand to deliver to Seller, IPG, Buyer, Grant Thornton and E&Y copies of the draft Company October Financial Statements together with the draft opinion of Coopers & Lybrand with respect to such audit, and to make available to Grant Thornton and E&Y the work papers of the Coopers & Lybrand auditors, subject to such customary requirements as Coopers & Lybrand may impose on such access to working papers. In addition, Seller shall instruct each of STC Tape and the Company to provide Grant Thornton and E&Y access to all books and records of STC Tape and the Company (respectively) as Grant Thornton and E&Y may reasonably request. Buyer, within five days following delivery of the draft October Financial Statements to it, may object in writing to such draft October Financial Statements, with such objection specifying the reasons therefor. If within five days following delivery of the draft October Financial Statements, Buyer shall not have given Seller notice of Buyer's objection to the draft October Financial Statements, such October Financial Statements shall be deemed final and binding. Coopers & Lybrand will then deliver the audited financial statements together with their opinion thereon.
 If Buyer gives notice of objection, IPG, Buyer and Seller shall cooperate in good faith to resolve the dispute. Failing such resolution, the issues in dispute will be submitted to Deloitte & Touche LLP, certified public accountants (the "Accountants") for resolution. If issues in dispute are submitted to the Accountants for resolution, (i) each party will furnish to the Accountants copies of such workpapers and other documents and information relating to the disputed issues as the Accountants may request and as are available to that party (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants;
(ii) the determination by the Accountants, as set forth in a notice delivered to both parties by the Accountants, will be binding and conclusive on the parties; and (iii) IPG and Buyer, on the one hand, and Seller, on the other hand, will each bear 50% of the fees of the Accountants for such determination. After resolution Coopers & Lybrand will then deliver copies of the audited October

Financial Statements with their opinion to Seller, IPG, Buyer, Grant Thornton and E&Y. Such October Financial Statements audited by Coopers & Lybrand shall be used for no other purpose. The STC Tape October Financial
Statements shall be delivered simultaneously with the Company October Financial Statements.

         (b) Following agreement by each of IPG and Buyer, on the one hand, and Seller, on the other hand, in respect of the October Financial Statements, IPG, Buyer and Seller shall compute Company Indebtedness and Net Operating Income. Net Operating Income shall be calculated in accordance with the methodology used to calculate net operating income shown on the unaudited income statement of the Company for the period ended August 23, 1997, attached as Exhibit A hereto. The parties agree that the net operating income on Exhibit A is calculated excluding (i) loan agency fees, (ii) bank charges,
(iii) interest expenses, (iv) amortization, (v) provision for taxes, (vi) bonus accruals, (vii) expenses associated with this transaction, and (viii) income or expense allocations from ATC Tape Philippines Inc. or the Trion-American Tape Agreements, but including prior period adjustments that should have been included in net operating income if recorded in the prior year except for the prior period inventory adjustment of $160,000. At Closing, the Purchase Price shall be:

                   (i) adjusted, dollar for dollar, to the extent that the Company Indebtedness as of the Closing Date is greater than $75,000,000 (resulting in a downward adjustment), or, correspondingly, is less than $75,000,000 (resulting in an upward adjustment); and

                   (ii) decreased, dollar for dollar, to the extent that the Net Operating Income for the ten month period ended October 25, 1997 is less than $4,500,000.

         (c) At the Closing Buyer shall loan the funds necessary to STC Tape which in turn will pay any remaining management fee (the "Management Fee"), due from STC Tape to Seller, which amount is approximately $2,585,105. STC Tape shall withhold from such amount and pay to the United States Internal Revenue Service any amounts necessary to be withheld under applicable provisions of the Code and as agreed among IPG, Buyer and Seller. The loan to STC Tape by Buyer shall reduce the Purchase Price to the extent of such loan.

                                   ARTICLE IV
                                LETTER OF CREDIT

Seller shall cause to be issued one or more irrevocable letters of credit, in form and substance reasonably acceptable to both IPG and Buyer, on the one hand, and Seller, on the other hand, for the benefit of IPG and Buyer. The letters of credit shall be issued by a bank chosen by Seller and reasonably acceptable to Buyer (the "Letter of Credit Bank"), which shall be a Korean bank with a New York City branch or New York City correspondent office. The letters of credit shall initially be in face amounts equal to the maximum potential liability of Seller to IPG or Buyer, as provided in Article XVIII hereof, other than those indemnification provisions for which there is no dollar limit (E.G., the letter of credit with respect to corporate income taxes shall have an initial face amount of $750,000). The letters of credit shall be delivered by Seller to Buyer at the Closing, shall be held by Buyer for the benefit of Buyer and IPG, and may be drawn against only as provided in Article XVIII hereof. The face amount of each Letter of Credit shall be reduced from time to time as, and to the extent that, either (a) the Letter of Credit is drawn upon, or (b) the relevant indemnification provision has expired pursuant to Article XVIII and the amount of pending unresolved claims made is less than the remaining amount of the Letter of Credit. For ease of reference, the Letters of Credit referred to in this Article IV are sometimes referred to singularly as the "Letter of Credit".

                                   ARTICLE V
                                    CLOSING

         5.1. CLOSING. The closing of the purchase and sale of the Stock (the "Closing") shall take place at the office of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178 at 10:00 a.m. (New York time) on November 21, 1997, or on such other date upon which the parties shall mutually agree (the "Closing Date"), provided that all consents, approvals, orders, authorizations, registrations, declarations and filings under all Laws of any Governmental Entity required to be obtained in connection with the transactions contemplated hereby, including, but not limited to, under the HSR Act, shall have been so given, provided for or obtained.

         5.2. DOCUMENTS TO BE DELIVERED BY SELLER TO BUYER. At the Closing, Seller will deliver to Buyer:

                   (i) stock certificates for the Stock, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, rights, commitments, restrictions or agreements of any kind, which certificates shall be duly endorsed to Buyer or accompanied by duly executed stock powers in form satisfactory to Buyer;

                   (ii) a certificate of Seller in the form of Exhibit F certifying as to the accuracy of Seller's representations and warranties at and as of the Closing and that Seller has performed and complied with all of the terms, provisions and conditions to be performed and complied with by Seller at or before the Closing;

                   (iii) a certificate of the Secretary of Seller in the form of Exhibit G certifying as to certain corporate matters, together with all of the attachments referred to therein; and

                   (iv) such other certificates and documents as Buyer or its counsel may reasonably request.

         5.3. DOCUMENTS TO BE DELIVERED BY IPG AND BUYER TO SELLER. At the Closing, IPG and/or Buyer will deliver to Seller:

                   (i)    the Purchase Price as set forth in Section 3.1;

                   (ii) if the Purchase Price includes more than $3,000,000 in Intertape Shares, a Registration Rights Agreement in the form attached as Exhibit B hereto;

                   (iii) certificates of IPG and Buyer in the forms of Exhibit H-1 and H-2 certifying as to the accuracy as of the Closing Date of IPG's and Buyer's representations and warranties and that each of IPG and Buyer has performed and complied with all of the terms, provisions and conditions to be performed and complied with by it at or before the Closing;

                   (iv) certificates of the Secretary of IPG and Buyer, respectively, in the forms of Exhibit I-1 and I-2 certifying as to certain corporate matters, together with all of the attachments referred to therein; and

                   (v) such other certificates and documents as Seller or its counsel may reasonably request.

         5.4. OTHER ACTIONS AT THE CLOSING. Prior to, but effective at, Closing, Buyer shall cause the Creditors to release and fully discharge Seller (pursuant to a form of release and discharge acceptable to Seller) as of the Closing Date from Seller's obligations under the Guarantees.

                                   ARTICLE VI
                              REPRESENTATIONS AND
                         WARRANTIES RELATING TO SELLER

         As an inducement to IPG and Buyer to enter into and deliver this Agreement, Seller makes the following representations and warranties to IPG and Buyer:

         6.1. CORPORATE ORGANIZATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of Korea and has the corporate power and authority to carry on its business as now being conducted and as proposed to be conducted and to sell the Stock.

         6.2. STOCK OWNERSHIP. Except as set forth in Schedule 6.2, Seller owns of record and beneficially all of the issued and outstanding shares of capital stock of STC Tape, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, rights, commitments, restrictions or agreements of any kind and has full power and legal right to sell, assign, transfer and deliver the same. Except as set forth in Schedule 6.2, Seller is not a party to any voting trust, proxy or other agreement with respect to any capital stock of the Company. Assuming Buyer has the requisite power and authority to be the lawful owner of the Stock, upon delivery to Buyer of certificates representing the

Stock, and upon Seller's receipt of the Purchase Price, good and valid title to the Stock will pass to Buyer, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, rights, commitments, restrictions or agreements of any kind other than those created by Buyer.

         6.3. AUTHORIZATION OF AGREEMENT; NO VIOLATION. Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby in accordance with the terms of this Agreement. Seller has duly authorized the execution, delivery and performance of this Agreement and the sale of the Stock to Buyer and the consummation of the other transactions contemplated hereby. No other corporate proceedings on the part of Seller are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming this Agreement constitutes the legal, valid and binding obligation of Buyer, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby (i) will violate or conflict with the Certificate of Incorporation or By-Laws of Seller, or (ii) is prohibited by or, except for filings under the HSR Act, requires Seller to obtain any consent, authorization or approval, or make any registration or filing with or from any Person, except such consents, authorizations and approvals the non-receipt of which, individually or in the aggregate, would result in a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

         6.4. LITIGATION. Except as set forth in Schedule 6.4, there are no actions, suits, proceedings or investigations, either at law or in equity, or before any Governmental Entity in any United States or foreign jurisdiction, of any kind now pending or, to the best of Seller's knowledge, threatened or proposed in any manner involving Seller, STC Tape, the Company or any Company Subsidiary or any of their respective properties or assets of STC Tape, the Company or any Company Subsidiary that would in any manner materially impair Seller's ability to perform its obligations hereunder.

         6.5. NO BROKERS AND FINDERS. Except as set forth in Schedule 6.5, neither Seller, STC Tape nor the Company has incurred any liability for brokerage or other commissions or finders' fees relative to this Agreement or to the transactions herein contemplated.

                                  ARTICLE VII
                              REPRESENTATIONS AND
                        WARRANTIES RELATING TO STC TAPE

         As an inducement to Buyer to enter this Agreement, Seller and STC Tape make the following representations and warranties to IPG and Buyer:

          7.1. CORPORATE ORGANIZATION. STC Tape is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the corporate power and authority to carry on its business as now being conducted and as proposed to be conducted.

          7.2. STOCK OWNERSHIP. Except as set forth in Schedule 7.2, Seller owns of record and beneficially all of the issued and outstanding shares of capital stock of the Company, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, rights, commitments, restrictions or agreements of any kind and has full power and legal right to sell, assign, transfer and deliver the same. Except as set forth in Schedule 7.2, Seller is not a party to any voting trust, proxy or other agreement with respect to any capital stock of the Company.

          7.3. SUBSIDIARIES AND OTHER EQUITY INVESTMENTS. Except as set forth in Schedule 7.3, STC Tape does not own, directly or indirectly, any shares of capital stock of any corporation or any equity investment in any partnership, association or other business organization.

          7.4.      FINANCIAL STATEMENTS.

          (a) STC Tape has delivered (with respect to (i) below) and will have delivered prior to Closing (with respect to (ii) below) to IPG and Buyer copies of the following financial statements (the financial statements referenced in (ii) below being included in the October Financial Statements and
(i) and (ii) together, the "STC Tape Unconsolidated Financial Statements"):

                    (i) The unaudited unconsolidated balance sheet of STC Tape as of December 31, 1996 and related unconsolidated statements of income and retained earnings for the fiscal year ended on that date; and

                    (ii) The unaudited unconsolidated balance sheet of STC Tape as of October 25, 1997 and related unconsolidated statements of income and retained earnings and changes in financial position for the ten month period ended on that date, together with supporting notes, certified by the President and the Chief Financial Officer of STC Tape.

          (b) All of such STC Tape unconsolidated Financial Statements referenced in (i) above are complete and correct and present fairly and accurately the financial position of STC Tape as at the date of said balance sheet. The STC Tape unconsolidated October Financial Statements referenced in
(ii) above are complete and correct and present fairly and accurately the financial position of STC Tape as at the date of said balance sheet and the results of the operations and changes in financial position of STC Tape for the period then ended in conformity with GAAP applied as described in Section 3.3 of this Agreement.

          7.5.      NO UNDISCLOSED LIABILITIES.

          (a) Except as set forth on Schedule 8.6, and except as and to the extent reflected, disclosed or reserved against in the STC Tape's 1996 financial statements (including the notes thereto), STC Tape does not have any liabilities, whether absolute, accrued, contingent or otherwise, material to the business operations, assets or financial condition of STC Tape which were required by GAAP (consistently applied) to be disclosed in STC Tape's statement of condition as of December 31, 1996 or the notes thereto. Except as set forth on Schedule 8.6, and except as and to the extent reflected, disclosed or reserved against in the STC Tape October Financial Statements (including the notes thereto), STC Tape does not have any liabilities, whether absolute, accrued, contingent or otherwise, material to the business operations, assets or financial conditions of STC Tape which were required by GAAP (consistently applied) to be disclosed in STC Tape's statement of conditions as of October 25, 1997 or in the notes thereto.

          (b) Since October 25, 1997, except for the transactions specified on Schedule J, STC Tape has not incurred any liabilities, whether absolute, accrued, contingent or otherwise, other than liabilities and obligations incurred in the ordinary course of business after October 25, 1997 and which do not, or could not reasonably be expected to, individually or in the aggregate, cause a Material Adverse Effect on the business of STC Tape and its subsidiaries taken as a whole.

          7.6.      ABSENCE OF CERTAIN CHANGES.  Since October 25, 1997 (except
(i) for the execution and delivery of this Agreement, and (ii) as set forth in
Schedule 8.7, neither STC Tape nor any of its subsidiaries has:

                    (i) had any change in its condition (financial or otherwise), operations (present or prospective), business (present or prospective), properties, assets, or liabilities, which has resulted in or could reasonably be expected to result in a Material Adverse Effect on STC Tape and its subsidiaries taken as a whole;

                    (ii) issued, sold or otherwise disposed of, or agreed to issue, sell or otherwise dispose of, any capital stock or any other security of STC Tape or any of its subsidiaries, or granted or agreed to grant any option, warrant or other right to subscribe for or to purchase any capital stock or any other security of STC Tape or any of its subsidiaries;

                    (iii) declared, set aside or paid any dividend or made any distribution (whether in cash, property or stock) with respect to any of its capital stock or redeemed, purchased or otherwise acquired, or agreed to redeem, purchase or otherwise acquire, any of its capital stock;

                    (iv) suffered any damage, destruction or loss of physical property (not covered by insurance, except that all deductibles shall be taken into account as an unreimbursed loss and recorded in liabilities) materially or adversely affecting its condition (financial or otherwise) or operations (present or prospective);

                    (v) (x) suffered any loss, which loss has resulted in or could reasonably be expected to result in, a Material Adverse Effect to STC Tape and its subsidiaries taken as a whole, or (y) waived any right,which waiver has resulted in or could reasonably be expected to result in, a Material Adverse Effect to STC
     Tape and its subsidiaries taken as a whole;

                    (vi) other than in the ordinary course of business, sold, transferred or otherwise disposed of, or agreed to sell, transfer or otherwise dispose of, any assets (having a fair market value at the time of sale, transfer or disposition of $25,000 or more in the aggregate), or canceled, or agreed to cancel, any debts or claims;

                    (vii) mortgaged, pledged or subjected to any lien or agreed to mortgage, pledge or subject to any lien any of its properties or assets;

                    (viii) incurred or agreed to incur any indebtedness for borrowed money;

                    (ix) paid or obligated itself to pay in excess of $25,000 in the aggregate for fixed assets;

                    (x) entered into, renewed, extended or terminated any license or franchise Contracts or any distributor Contracts to which it is a party, in each case where such action has resulted or could reasonably be expected to result in a Material Adverse Effect on STC Tape and its subsidiaries taken as a whole;

                    (xi) made or permitted any material amendment, renewal, extension or termination of any material Contract or Permit to which it is a party other than in the ordinary course of business;

                    (xii) made any material change, or announced any material change, in the terms, including, but not limited to, price, payment terms or off-invoice allowances and discounts, of the sale of any product (or component thereof) or services; or made any change, or announcement of any change, in the form or manner of distribution of any product (or component thereof) other than changes which, singly or in the aggregate, have not resulted in and could not reasonably be expected to result in a Material Adverse Effect on the STC Tape and its subsidiaries taken as a whole;

                    (xiii) lost any major customer or had any material order canceled or knows of any threatened cancellation of any material order (for purposes of this clause (xiii), a major customer being any of the twenty largest, by purchase order volume, of STC Tape's customers at the year ended December 31, 1996 and at the ten month period ended October 25, 1997, and a material order being a purchase order equal to or in excess of $50,000);

                    (xiv) increased, or agreed to increase, the compensation or bonuses or special compensation of any kind of any of its key employees (which term shall be deemed to include all officers) over the rate being paid to them on August 15, 1997 other than normal merit and/or cost-of-living increases pursuant to customary arrangements consistently followed, or adopted or increased any benefit under any insurance, pension or other Benefit Plan, payment or arrangement made to, for or with any such key employee;

                    (xv) had any resignation or termination of employment of any of its key employees;

                    (xvi) experienced any lockouts, labor strikes or work stoppages or knows of any impending or threatened lockouts, labor strikes or work stoppages;

                    (xvii) experienced any shortage or difficulty in obtaining any raw material such that STC Tape in respect of any of its products will be required to terminate operations within four weeks' time or institute an extraordinary price increase;

                   (xviii) made any change in its accounting methods or practices;

                    (xix) made any charitable or political contribution or pledge in excess of $5,000 in the aggregate; or

                    (xx) entered into any transaction not in the ordinary course of its business which has resulted, or which reasonably could be expected to result, in a Material Adverse Effect on STC Tape or its subsidiaries taken as a whole.

          7.7.      TAX MATTERS.  Except as set forth in Schedule 8.11:

          (a) STC Tape and its subsidiaries have duly and timely (including extensions) filed all Tax Returns required to be filed by each of them through the date hereof, and each such Tax Return is complete and correct in all respects. All Taxes, including estimated Taxes, due and payable by the STC Tape and each of its subsidiaries (whether or not shown on any Tax Return) have been paid. All monies required to be withheld by STC Tape and its subsidiaries from Seller, Affiliates of Seller, employees, independent contractors, creditors or other third parties for Taxes have been collected or withheld, and either duly and timely paid to the appropriate Taxing Authorities or (if not yet due for payment) set aside in accounts for such purposes.
Neither STC Tape nor any of its subsidiaries will have any liability for Taxes for any taxable period ending on or before the Closing Date in excess of the sum of (i) the provision for current Taxes set forth on the October Financial Statements (including both the STC Tape October Financial Statement and the Company Financial Statement), plus (ii) Taxes arising in the ordinary course of business of STC Tape or any of its subsidiaries during the period beginning on October 25, 1997 and ending at the close of business on the Closing Date. For purposes of this Section 7.7(a), a taxable period beginning on or before and ending after the Closing Date shall be considered to end at the close of business on the Closing Date and the allocation of Taxes between the pre-Closing period and the post-Closing period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. To avoid any doubt, any Taxes resulting from or attributable to the Company Restructuring shall be deemed to have occurred outside of the ordinary course of business in the pre-Closing period.

          (b) No Taxing Authority is now asserting, or to the best knowledge of STC Tape, any of its subsidiaries or Seller, threatening to assert against the STC Tape or any of its subsidiaries, any deficiency or claim for Taxes. Schedule 7.7 lists all income Tax Returns filed by or with respect to STC Tape and each of its subsidiaries for all taxable periods ending on or after December 1991, indicates those Tax Returns, if any, that have been audited, and indicates those Tax Returns that currently are the subject of audit. Seller has delivered (or has caused STC Tape and each of its subsidiaries to deliver) to Buyer complete and correct copies of all income Tax Returns filed by or with respect to, and all Tax examination reports and statements of deficiencies assessed against or agreed to by, STC Tape and each of its subsidiaries for all taxable periods ending on or after December 1991.

          (c) Neither STC Tape nor any of its subsidiaries is a party to any agreement extending, or having the effect of extending, the time within which to file any Tax Return or the period of assessment or collection of any Taxes.

          (d) Neither STC Tape nor any of its subsidiaries (i) is a party to or is bound by any obligations under any Tax sharing, Tax indemnity or similar agreement or arrangement, (ii) has made and is subject to any election under Section 341(f) of the Code, (iii) has made and is subject to any election or deemed election under Section 338 or Section 336(e) of the Code or the regulations thereunder, (iv) has agreed to and is required to make, and reasonably expects that it might have to make, any adjustment under Section 481 of the Code (or any comparable provision of state, local or foreign law) by reason of a change in accounting method or otherwise, (v) has ever entered into any agreement or arrangement that could result separately or in the aggregate in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, (vi) is or has at any time been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code, (vii) is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes, (viii) has liability for Taxes of any other Person, whether as a transferee or successor, by contract or otherwise, (ix) has or is projected to have any amounts includable in its taxable income under section 951 of the Code, (x) is or has been a shareholder, directly or indirectly, in any passive foreign investment company or (xi) has any deferred gain or loss arising out of any deferred intercompany transaction or any other income which will or might be reportable in a period ending after the Closing Date which is attributable to a transaction or event occurring in a period ending on or before the Closing Date.

                                     ARTICLE VIII
                            REPRESENTATIONS AND WARRANTIES
                               RELATING TO THE COMPANY

          As an inducement to Buyer to enter into this Agreement, Seller makes the following representations and warranties to IPG and Buyer:

          8.1. CORPORATE ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as now being conducted and as proposed to be conducted (which is intended to be consistent with past practice) and to own and operate the properties and assets now owned and being operated by it. Seller has delivered to Buyer complete and correct copies of the Company's Certificate of Incorporation and By-Laws as in effect on the date hereof. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each of the jurisdictions set forth in Schedule 8.1. The Company is not required to be qualified or licensed to do business as a foreign corporation in any other jurisdiction, except where the failure to be so qualified or licensed would not result in a Material Adverse Effect upon the Company. Schedule 8.1 sets forth a true and complete list of the names and titles of the directors and officers of the Company and each Company Subsidiary.

          8.2. CAPITALIZATION; STOCK OWNERSHIP. The authorized capital stock of the Company consists of 10,000 shares of common stock, without par value, of which 160 shares are issued and outstanding and none are held in treasury. All of the Stock has been duly authorized and validly issued and is fully paid and non-assessable and none of the shares of Stock have been issued in violation of, and are subject to, any purchase option, call, right of first refusal, right of first offer, preemptive, subscription or similar rights under any provision of applicable law, the charter or other constitutive or governing documents of the Company, any Contract to which the Company is subject, bound or a party or otherwise. Except as set forth in Schedule 8.2, the Company is not a party to or bound by any Contract to issue, sell or otherwise dispose of or redeem, purchase or otherwise acquire any capital stock or any other security of the Company or any other security exercisable or exchangeable for or convertible into any capital stock or any other security of the Company, and, except for this Agreement, there is no outstanding option, warrant or other agreement or right to subscribe for or purchase any capital stock or any other security of the Company or any other security exercisable for or convertible into any capital stock or any other security of the Company.

          There are no outstanding notes, bonds, mortgages, debentures or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote.

          8.3. SUBSIDIARIES AND OTHER EQUITY INVESTMENTS. Except as set forth in Schedule 8.3, neither the Company nor any Company Subsidiary owns, directly or indirectly, any shares of capital stock of any corporation or any equity investment in any partnership, association or other business organization. With respect to each Company Subsidiary, Schedule 8.3 sets forth a true and complete list of (i) its name and jurisdiction of incorporation or organization, (ii) the jurisdictions in which it is duly qualified or licensed to do business as a foreign corporation or foreign business entity, (iii) if a corporation, its authorized capital stock, (iv) if a corporation, the number of shares of each class of stock thereof outstanding, (v) if a corporation, the number of shares of each such class and percentage of outstanding voting stock owned by the Company or any Company Subsidiary, (vi) if a business entity other than a corporation, the profit or capital interests owned by the Company or any Company Subsidiary, and (vii) the names and titles of its members, managers, partners, directors and officers. Seller has delivered to Buyer complete and correct copies of the constitutional documents of each Company Subsidiary as in effect on the date hereof. Except as set forth in Schedule 8.3, no capital stock or any other security (including any debt security) of any Company Subsidiary is held by any Person other than the Company or a Company Subsidiary. Each
Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has the power and authority to carry on its business as now being conducted and as proposed to be conducted (which is intended to be consistent with past practice) and to own and operate the properties and assets now owned and being operated by it.
 Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each of the respective jurisdictions listed in Schedule
8.3. Except as set forth in Schedule 8.3, no Company Subsidiary is required to be qualified or licensed to do business as a foreign corporation or foreign business entity in any other jurisdiction, except where the failure to be so qualified or licensed would not result in a Material Adverse Effect upon the Company. All outstanding securities or ownership interests of each Company Subsidiary owned by the Company or a Company Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, subject to no Lien and are freely transferable and none of such securities or ownership interests were issued in violation of any preemptive or other right. Except as set forth in Schedule 8.3, neither the Company nor any Company Subsidiary is a party to or bound by any Contract to issue, sell or otherwise dispose of or redeem, purchase or otherwise acquire any capital stock or any other security of any Company Subsidiary or any other security exercisable or exchangeable for or convertible into any capital stock or any other security of any Company Subsidiary, and there is no outstanding option, warrant or other right to subscribe for or to purchase, or Contract with respect to, any capital stock or any other security of any Company Subsidiary or any other security exercisable or convertible into any capital stock or any other security of any Company Subsidiary.

          8.4. NO VIOLATION. Except as set forth in Schedule 8.4, neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby (i) will violate or conflict with the Certificate of Incorporation or By-Laws of the Company or any Company Subsidiary, (ii) will result in any breach of or default under any provision of any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or to which any property or asset of any of them is subject, (iii) is prohibited by or requires the Company or any Company Subsidiary to obtain or make any consent, authorization, approval, registration or filing with or from any Person, except any applicable filings required under the HSR Act, (iv) will cause any acceleration of maturity of any note, instrument or other obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or with respect to which the Company or any Company Subsidiary is an obligor or guarantor or (v) will result in the creation or imposition of any Lien upon or give to any other Person any interest or right (including any right of termination or cancellation) in or with respect to any of the properties, assets, business or Contracts of the Company or any Company Subsidiary, except for those violations and conflicts, breaches, defaults, consents, authorizations, approvals, registrations, filings, accelerations and Liens (as referenced in (i) through (v) above) which, singly or in the aggregate, would not result in a Material Adverse Effect upon the Company.

          8.5.      FINANCIAL STATEMENTS.

          (a) Seller has delivered (with respect to (i) below) and will have delivered prior to Closing (with respect to (ii) below) to IPG and Buyer copies of the following financial statements (the financial statements referenced in (i) being the "Company's 1996 Financial Statements" and the financial statements referenced in (ii) below being included in the October Financial Statements:

                    (i) The audited consolidated balance sheets of the Company and its Company Subsidiaries as of December 31, 1996 and related consolidated statements of income and retained earnings and changes in financial position for the fiscal year ended on that date, together with supporting notes and schedules and the report thereon of Coopers & Lybrand; and

                    (ii) the audited balance sheet of the Company as at October 25, 1997 and related statements of income and retained earnings and changes in financial position for the ten month period ended on that date, together with supporting notes and schedules, and the report thereon of Coopers & Lybrand.

          (b) All of such Financial Statements referenced in (i) above are complete and correct and present fairly and accurately the separate and consolidated financial positions of the Company and each of its consolidated Company Subsidiaries as at the date of said balance sheet and the separate and consolidated results of the operations and changes in financial position of the Company and each of its consolidated Company Subsidiaries for the period then ended in conformity with GAAP consistently applied. The October Financial Statements referenced in (ii) above are complete and correct and present fairly and accurately the financial position of the Company as at the date of said balance sheet and the results of the operations and changes in financial position of the Company for the period then ended in conformity with GAAP applied as described in Section 3.3 of this Agreement.

          8.6.      NO UNDISCLOSED LIABILITIES.

          (a) Except as set forth on Schedule 8.6, and except as and to the extent reflected, disclosed or reserved against in the Company's 1996 Financial Statements (including the notes thereto), neither the Company nor any Company Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the business operations, assets or financial condition of the Company and the Company Subsidiaries taken as a whole which were required by GAAP

(consistently applied) to be disclosed in the Company's consolidated statement of condition as of December 31, 1996 or the notes thereto. Except as set forth on Schedule 8.6, and except as and to the extent reflected, disclosed or reserved against in the October Financial Statements (including the notes thereto), neither the Company nor any Company Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the business operations, assets or financial conditions of the Company and the Company Subsidiaries taken as a whole which were required by GAAP (consistently applied) to be disclosed in the Company's statement of conditions as of October 25, 1997 or in the notes thereto.

          (b) Since October 25, 1997, the Company has not incurred any liabilities, whether absolute, accrued, contingent or otherwise, other than liabilities and obligations incurred in the ordinary course of business after October 25, 1997 and which do not, or could not reasonably be expected to, individually or in the aggregate, cause a Material Adverse Effect on the business of the Company and the Company Subsidiaries taken as a whole.

          8.7.      ABSENCE OF CERTAIN CHANGES.  Since October 25, 1997 (except
(i) for the execution and delivery of this Agreement, and (ii) as set forth in
Schedule 8.7), neither the Company nor any Company Subsidiary has:

                    (i) had any change in its condition (financial or otherwise), operations (present or prospective), business (present or prospective), properties, assets, or liabilities, which has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole;

                    (ii) issued, sold or otherwise disposed of, or agreed to issue, sell or otherwise dispose of, any capital stock or any other security of the Company or any Company Subsidiary, or granted or agreed to grant any option, warrant or other right to subscribe for or to purchase any capital stock or any other security of the Company or any Company Subsidiary;

                    (iii) declared, set aside or paid any dividend or made any distribution (whether in cash, property or stock) with respect to any of its capital stock or redeemed, purchased or otherwise acquired, or agreed to redeem, purchase or otherwise acquire, any of its capital stock;

                    (iv) suffered any damage, destruction or loss of physical property (not covered by insurance, except that all deductibles shall be taken into account as an unreimbursed loss and recorded in liabilities) materially or adversely affecting its condition (financial or otherwise) or operations (present or prospective);

                    (v) (x) suffered any loss, which loss has resulted in or could reasonably be expected to result in, a Material Adverse Effect to the Company and the Company Subsidiaries taken as a whole, or (y) waived any right, which waiver has resulted in or could reasonably be expected to result in, a Material Adverse Effect to the Company and the Company Subsidiaries taken as a whole;

                    (vi) other than in the ordinary course of business, sold, transferred or otherwise disposed of, or agreed to sell, transfer or otherwise dispose of, any assets (having a fair market value at the time of sale, transfer or disposition of $25,000 or more in the aggregate), or canceled, or agreed to cancel, any debts or claims;

                    (vii) mortgaged, pledged or subjected to any lien or agreed to mortgage, pledge or subject to any lien any of its properties or assets;

                    (viii) incurred or agreed to incur any indebtedness for borrowed money;

                    (ix) paid or obligated itself to pay in excess of $25,000 in the aggregate for fixed assets;

                    (x) entered into, renewed, extended or terminated any license or franchise Contracts or any distributor Contracts to which it is a party, in each case where such action has resulted or could reasonably be expected to result in a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole;

                    (xi) made or permitted any material amendment, renewal, extension or termination of any material Contract or Permit to which it is a party other than in the ordinary course of business;

                    (xii) made any material change, or announced any material change, in the terms, including, but not limited to, price, payment terms or off-invoice allowances and discounts, of the sale of any product (or component thereof) or services; or made any change, or announcement of any change, in the form or manner of distribution of any product (or component thereof) other than changes which, singly or in the aggregate, have not resulted in and could not reasonably be expected to result in a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole;

                    (xiii) lost any major customer or had any material order canceled or knows of any threatened cancellation of any material order (for purposes of this clause (xiii), a major customer being any of the twenty largest, by purchase order volume, of the Company's customers at the year ended December 31, 1996 and at the ten month period ended October 25, 1997, and a material order being a purchase order equal to or in excess of $50,000);

                    (xiv) increased, or agreed to increase, the compensation or bonuses or special compensation of any kind of any of its key employees (which term shall be deemed to include all officers) over the rate being paid to them on August 15, 1997 other than normal merit and/or cost-of-living increases pursuant to customary arrangements consistently followed, or adopted or increased any benefit under any insurance, pension or other Benefit Plan, payment or arrangement made to, for or with any such key employee;

                    (xv) had any resignation or termination of employment of any of its key employees (including without limitation those listed in Exhibit K hereto);

                    (xvi) experienced any lockouts, labor strikes or work stoppages or knows of any impending or threatened lockouts, labor strikes or work stoppages;

                    (xvii) experienced any shortage or difficulty in obtaining any raw material such that the Company in respect of any of its products will be required to terminate operations within four weeks' time or institute an extraordinary price increase;

                    (xviii)   made any change in its accounting methods or
     practices;

                    (xix) made any charitable or political contribution or pledge in excess of $5,000 in the aggregate; or

                    (xx) entered into any transaction not in the ordinary course of its business which has resulted, or which reasonably could be expected to result, in a Material Adverse Effect on the Company.

          8.8. TITLE TO AND CONDITION OF PROPERTIES AND ASSETS. (a) The Company and the Company Subsidiaries have good and marketable title to all of their respective properties and assets reflected as owned in the balance sheet of the Company included in the October Financial Statements (except as thereafter sold or otherwise disposed of in the ordinary course of business) subject to no conditional sales contract, Lien, or right of possession in favor of any third party, except for Permitted Liens (as defined in Section 8.10) and except as set forth in Schedule 8.8. Subsequent to October 25, 1997, neither the Company nor any Company Subsidiary has sold or disposed of any material amount of their respective properties or assets or obligated themselves to do so except in the ordinary course of business.

          (b) The facilities, machinery, information systems and other equipment of the Company and the Company Subsidiaries listed in Exhibit D hereto are in good operating condition and repair, subject only to the ordinary wear and tear of those businesses.

          8.9. INVENTORY. A copy of Report No. AR4201 dated October 25, 1997 generated by the Company in the ordinary course of its business has been delivered to Buyer and shall be deemed to be included within Schedule 8.9. All inventory listed thereon consists of a quality and quantity useable and saleable in the ordinary course of business and is valued in accordance with generally accepted accounting principles at the lower of cost or market (consistently applied) with provision (which management of the Company believes to be adequate) for obsolescence, shrinkage,
excess quantities, defective materials and deterioration.   Except as set
forth in Schedule 8.9, all inventory of the Company is located on premises owned or leased by the Company as reflected in this Agreement. Neither the Company nor any private label customer nor customer for which products of unique sizes are manufactured by the Company is in material breach of the terms of any obligation to the other, no valid grounds exist for any set-off of amounts billable to such customers on the completion of orders to which work-in-process for such customers relates, and, except as set forth in
Schedule 8.9, no such customer has 25% or more of its receivables outstanding more than 30 days past due. All work-in-process (including without limitation work-in-process for private label customers and customers for which products of unique sizes are manufactured by the Company) is of a quality ordinarily produced in accordance with the requirements of the orders to which such work-in-process is identified, and will require no rework with respect to services performed prior to Closing, except to the extent labor attributable to such rework has been reasonably taken into consideration in valuing the work-in-process in the balance sheet of the Company included in the October Financial Statements.

          8.10.     REAL PROPERTY.

          (a) Schedule 8.10(a) contains an accurate and complete list, as of the date of this Agreement, of (i)(A) all fee interests in real property and buildings, improvements and structures owned by the Company or any Company Subsidiary and (B) all leasehold estates (the "Leasehold Estates") in real property and buildings, improvements and structures owned by the Company or any Company Subsidiary (all of such fee interests, Leasehold Estates, buildings, improvements and structures, together with all easements, rights of way, privileges, appurtenances and other rights pertaining thereto, being the "Real Property"), (ii) the location of such Real Property, and (iii) all Liens which pertain to such Real Property, except the following ("Permitted Liens"):
(1) those items that secure liabilities that are reflected on the balance sheet of the Company included in the October Financial Statements or the notes thereto or that secure liabilities incurred in the ordinary course of business after the date of such balance sheet, (2) statutory liens for amounts not yet delinquent or which are being contested in good faith, (3) such encumbrances, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, and financial condition of the Company and the Company Subsidiaries taken as a whole, and (4) with respect to owned real property, title imperfections noted in existing title insurance of the Company. Schedule 8.10(a) also identifies each of the operative documents creating a Leasehold Estate (the "Real Property Leases"). The applicable Company or Company Subsidiary has good and indefeasible title in fee simple (or as otherwise specified in Schedule 8.10(a)) to all of the Real Property set forth in Schedule 8.10(a) and owns all Leasehold Estates set forth in
Schedule 8.10(a). Except as disclosed in Schedule 8.10(a), the consummation of the transactions contemplated by this Agreement will not prevent the Company or any Company Subsidiary, as the case may be, from using or possessing all Real Property listed in Schedule 8.10(a) substantially in the same manner such Real Property was used or possessed by the Company or any Company Subsidiary, as the case may be, immediately prior to the Closing Date. The Company or a Company Subsidiary, as the case may be, has such title or such Leasehold Estate in all Real Property listed in Schedule 8.10(a) as is required for the conduct of the business of the Company or the Company Subsidiary, as the case may be, as presently conducted, in each case free and clear of all Liens.

          (b) Except as set forth in Schedule 8.10(b), no party holding an interest superior to any Leasehold Estate has given notice of or made a claim with respect to any material breach or default by the Company or any Company Subsidiary with respect to such superior interest, other than in respect of a breach or default which has been cured.

          (c) Except as set forth on Schedule 8.10(c), none of the rights of the Company or any Company Subsidiary under any of the Real Property Leases will be subject to termination or modification as the result of the consummation of the transactions contemplated by this Agreement.

          (d) Neither the Company nor any Company Subsidiary is obligated under or a party to, any option, right of first refusal, right of first offer or any other contractual right to offer, purchase, acquire, sell, assign or dispose of any Real Property listed in Schedule 8.10(a).

          (e) Except as set forth in Schedule 8.10(e), none of the Eight Key Employees has received written notice (which shall not include constructive notice) of any condemnation, zoning or other land-use regulation proceedings, including, without limitation, resolutions of intent, which would materially detrimentally affect the use and operation of all or any portion of any Real Property for its present or intended purpose or the value of all or any material portion of the Real Property and the business conducted thereon having been instituted or threatened.

          (f) Except as set forth in Schedule 8.10(f), to the knowledge of the Company, there are no pending or threatened material interruptions (except in the ordinary course) of any utility services to any portion of the Real Property.

          (g) Except as set forth in Schedule 8.10(g), none of the Eight Key Employees has received written notice (which shall not include constructive notice) from any Governmental Entity having jurisdiction over all or any portion of the Real Property regarding any material adverse change in the specific application to the Real Property of any applicable laws, regulations, statutes, rules or restrictions relating to a change in the permitted use of all or any portion of the Real Property or the business conducted thereon, or written notice from adjacent landowners regarding unrecorded easements and/or agreements or encroachments in respect of all or any portion of the Real Property that would materially adversely affect the applicable Real Property or the use thereof by the Company or any Company Subsidiary, or any tenant or other occupant thereof or the business conducted thereon.

          (h) Except as set forth in Schedule 8.10(h), the use being made of each building that constitutes Real Property is in substantial conformity with the certificate of occupancy issued for the facilities located on such Real Property. Except as set forth in Schedule 8.10(h), all required certificates and Permits of such type have been issued and are in full force and effect, other than those certificates and Permits the nonissuance or noneffectiveness of which would not, singly or in the aggregate, result in a Material Adverse Effect upon the Company and the Company Subsidiaries taken as a whole.

          (i) Except as set forth in Schedule 8.10(i), none of the Company, any Company Subsidiary, any Real Property or the present use thereof by the Company or any Company Subsidiary is in material violation of any building, fire, zoning or health code or any other Law that would result in a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

          (j) Except as set forth in Schedule 8.10(j), subsequent to October 25, 1997, none of the Eight Key Employees has received actual written notice from any Governmental Entity that Seller, STC Tape, the Company or any Company Subsidiary is in violation of any applicable Law relating to any portion of the Real Property requiring the performance of any work, repairs, construction, alterations or installations on or in connection with any portion of the Real Property, which notice has not been complied with and which would have a Material Adverse Effect upon such Real Property.

          8.11.     TAX MATTERS.  Except as set forth in Schedule 8.11:

          (a) The Company and each Company Subsidiary have duly and timely (including extensions) filed all Tax Returns required to be filed by each of them through the date hereof, and each such Tax Return is complete and correct in all respects. All Taxes, including estimated Taxes, due and payable by the Company and each Company Subsidiary (whether or not shown on any Tax Return) have been paid. All monies required to be withheld by the Company and each Company Subsidiary from Seller, Affiliates of Seller, employees, independent contractors, creditors or other third parties for Taxes have been collected or withheld, and either duly and timely paid to the appropriate Taxing Authorities or (if not yet due for payment) set aside in accounts for such purposes.
Neither the Company nor any Company Subsidiary will have any liability for Taxes for any taxable period ending on or before the Closing Date in excess of the sum of (i) the provision for current Taxes set forth on the unaudited consolidated and consolidating balance sheets as of October 25, 1997 provided pursuant to
Section 8.5(a)(ii), plus (ii) Taxes arising in the ordinary course of business of the Company or any Company Subsidiary during the period beginning on October 25, 1997 and ending at the close of business on the Closing Date. For purposes of this Section 8.11(a), a taxable period beginning on or before and ending after the Closing Date shall be considered to end at the close of business on the Closing Date and the allocation of Taxes between the pre-Closing period and the post-Closing period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. To avoid any doubt, any Taxes resulting from or attributable to the Company Restructuring shall be deemed to have occurred outside of the ordinary course of business in the pre-Closing period.

          (b) No Taxing Authority is now asserting, or to the best knowledge of the Company, any Company Subsidiary or Seller, threatening to assert against the Company or any Company Subsidiary, any deficiency or claim for Taxes. Schedule 8.11 lists all income Tax Returns filed by or with respect to the Company and each Company Subsidiary for all taxable periods ending on or after December 1991, indicates those Tax Returns, if any, that have been audited, and indicates those Tax Returns that currently are the subject of audit. Seller has delivered (or has caused the Company and each Company Subsidiary to deliver) to Buyer complete and correct copies of all income Tax Returns filed by or with respect to, and all Tax examination reports and statements of deficiencies assessed against or agreed to by, the Company and each Company Subsidiary for all taxable periods ending on or after December 1991.

          (c) Neither the Company nor any Company Subsidiary is a party to any agreement extending, or having the effect of extending, the time within which to file any Tax Return or the period of assessment or collection of any Taxes.

          (d) Neither the Company nor any Company Subsidiary (i) is a party to or is bound by any obligations under any Tax sharing, Tax indemnity or similar agreement or arrangement, (ii) has made and is subject to any election under Section 341(f) of the Code, (iii) has made and is subject to any election or deemed election under Section 338 or Section 336(e) of the Code or the regulations thereunder, (iv) has agreed to and is required to make, and reasonably expects that it might have to make, any adjustment under Section 481 of the Code (or any comparable provision of state, local or foreign law) by reason of a change in accounting method or otherwise, (v) has ever entered into any agreement or arrangement that could result separately or in the aggregate in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, (vi) is or has at any time been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code, (vii) is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes, (viii) has liability for Taxes of any other Person, whether as a transferee or successor, by contract or otherwise, (ix) has or is projected to have any amounts includable in its taxable income under section 951 of the Code, (x) is or has been a shareholder, directly or indirectly, in any passive foreign investment company or (xi) has any deferred gain or loss arising out of any deferred intercompany transaction or any other income which will or might be reportable in a period ending after the Closing Date which is attributable to a transaction or event occurring in a period ending on or before the Closing Date.

          8.12.     CONTRACTS.

          (a) Except as set forth in Schedule 8.12(a), neither the Company nor any Company Subsidiary is currently a party to any of the following written
Contracts:

                    (i) employment, severance, termination, consulting or similar Contracts;

                    (ii) Contracts containing covenants obligating the Company or such Company Subsidiary not to compete or other covenants restricting the development, manufacture, marketing, distribution or sale of any product or service of the Company (or any Company Subsidiary);

                    (iii)  Affiliate Contracts;

                    (iv) Contracts other than with affiliates under which the Company or any Company Subsidiary agrees to manage, or be managed by, another entity, in whole or material part;

                    (v) Contracts pursuant to which the Company acquires material rights or transfers to another Person material rights with respect to Proprietary Rights (including any licenses or material agreements under which the Company or any Company Subsidiary is licensee or licensor of any such Proprietary Rights including the name "American Tape");

                    (vi) Contracts excluding operating leases under which the Company or any Company Subsidiary has borrowed any money in excess of $10,000 from, or issued any note, bond, debenture or other evidence of indebtedness in excess of $10,000 to, any Person;

                    (vii) Contracts (including so-called take-or-pay or keepwell agreements) under which the Company or any Company Subsidiary has directly or indirectly guaranteed indebtedness, liabilities or obligations of any Person (in each case other than in the ordinary course of business);

                    (viii) Contracts under which the Company or any Company Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person, where the amount involved exceeds $10,000;

                    (ix) Contracts containing a provision requiring the consent of the other Person thereto upon a change in control of ownership of the Company or any Company Subsidiary;

                    (x)    powers of attorney;

                    (xi) Contracts to do business with any Governmental Entity involving aggregate annual payments in excess of $50,000.

          (b) Each Contract listed in Schedule 8.12(a) is in full force and effect. Neither the Company nor any Company Subsidiary, nor to the best of Seller's knowledge, any other party is in material default in the observance or the performance of any material term or obligation to be performed by it under any Contract listed in Schedule 8.12(a). Schedule 8.12(b) sets forth a list of all requirements contracts to which the Company or any Company Subsidiary is a party. Seller has delivered to IPG and Buyer true and complete copies (except where certain confidential information has been redacted) of all Contracts listed in Schedule 8.12(a) as in effect on the date hereof.

          8.13. LITIGATION. Except as set forth in Schedule 8.13, there are no actions, suits, proceedings or investigations, either at law or in equity, or before any commission or other administrative authority in any United States or foreign jurisdiction, of any kind now pending or, to the best of Seller's knowledge, threatened involving the Company or any Company Subsidiary or any of their respective properties or assets of the Company or any Company Subsidiary that could, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

          8.14.     PROPRIETARY RIGHTS.

          (a) Schedule 8.14 lists all Proprietary Rights in which the Company now has any interest, specifying whether such Proprietary Rights are owned, controlled, used or held (under license or otherwise) by the Company or its Subsidiaries, and also indicating which of such Proprietary Rights are registered or for which applications for registration have been filed. All Proprietary Rights shown as registered by the Company or its Subsidiaries in
Schedule 8.14 have been properly registered, all pending applications have been properly made and filed and all annuity, maintenance, renewal and other fees relating to registrations or applications are current. The Company and Subsidiaries are not infringing and have not infringed any Proprietary Rights of another in the operation of the business of the Company, nor, to the Company's knowledge, is any other person infringing the Proprietary Rights of the Company. All Proprietary Rights of the Company and its Subsidiaries are valid, enforceable and in good standing, and there are no equitable defenses to enforcement based on any act or omission of Company or its Subsidiaries except where the failure of such representation and warranty to be true would not have a material adverse effect on the Business. The consummation of the transactions contemplated hereby will not impair any Proprietary Rights owned or used by the Company or its Subsidiaries. "Proprietary Rights" shall mean
(i) all trademarks, business identifiers, trade dress, service marks, trade names and brand names, all registrations thereof and applications therefor and all goodwill associated with the foregoing; (ii) all copyrights, copyright registrations and copyright applications, and all other rights associated with the foregoing and the underlying works of authorship; (iii) all patents and patent applications, and all international proprietary rights associated therewith; (iv) all contracts or agreements granting any right, title, license or privilege to the Proprietary Rights of any third party; (v) all inventions, mask works and mask work registrations, know-how, discoveries, improvements, designs, trade secrets, shop and royalty rights; and (vi) all claims for infringement brought by the Company for any of the foregoing.

          (b) Except as listed on Schedule 8.14, there is no Litigation pending or, to the Company's knowledge, threatened to challenge the Company's or the Company Subsidiaries' right, title and interest with respect to its continued use and right to preclude others from using any Proprietary Rights owned by the Company or the Company Subsidiaries. Since January 1, 1997, none of the Eight Key Employees has received written notice from any Person which alleges that the Company or any of the Company Subsidiaries is infringing the rights of such Person with respect to a registered patent or a registered trademark.

          8.15. BANK ACCOUNTS. Schedule 8.15 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company or any of its Subsidiaries maintains a safe deposit box, lock box or checking, savings, custodial or other account of any nature, the type and number of each such account and the signatories therefore, a description of any compensating balance arrangements, and the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

          8.16. COMPLIANCE WITH LAWS. The Company and the Subsidiaries have complied with and are in compliance in all material respects with all federal, state, local and foreign statutes, laws, ordinances, regulations, rules, Permits, judgments, orders and decrees (collectively, "Laws") applicable to any of them or any of their respective properties, assets, operations and businesses except such failures of compliance that individually or in the aggregate do not and will not materially and adversely affect the property, operations, financial condition or prospects of the Company and the Company Subsidiaries taken as a whole. Except as set forth in Schedule 8.16, the respective businesses of the Company and the Company Subsidiaries are not being conducted, and no properties or assets of the Company or any Company Subsidiary relating thereto are owned or are being used by the Company or any Company Subsidiary, in violation of any Law or Permit of any Governmental Entity or any judgment, order or decree, except for such violations which do not and cannot reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.

          8.17.     ENVIRONMENTAL MATTERS.  Except as set forth on
Schedule 8.17:

                    (i) the Company and each Company Subsidiary have obtained and hold all necessary Environmental Permits and each of these are fully and freely transferable to Purchaser;

                    (ii) the Company and each Company Subsidiary are in compliance with all terms, conditions and provisions of (a) all applicable Environmental Laws and (b) all Environmental Permits;

                    (iii) there are no past, pending or threatened Environmental Claims against the Company or any Company Subsidiary and neither the Seller nor the Company are aware of any facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim against the Company;

                    (iv) no Releases of Hazardous Materials have occurred at, from, in, to, on, adjacent to or under any Site and no Hazardous Materials are present in, on, about or migrating to or from any Site that could give rise to an Environmental Claim against the Company or any Company Subsidiary;

                    (v) neither the Company, nor any Company Subsidiary, nor any entity previously owned by the Company, has transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Material to any off-site location which is an Environmental Clean-up Site;

                    (vi) no Site other than the Marysville Site is a current or proposed Environmental Clean-up Site;

                    (vii) there are no Liens arising under or pursuant to any Environmental Law with respect to any Site and there are no facts, circumstances, or conditions that could reasonably be expected to restrict, encumber, or result in the imposition of special conditions under any Environmental Law with respect to the ownership, occupancy, development, use, or transferability of any Site;

                    (viii) there are no (a) underground storage tanks, active or abandoned, (b) polychlorinated-biphenyl-containing equipment, (c) lead-based-paint containing materials, or (d) asbestos-containing material at any Site;

                    (ix) there have been no environmental investigations, studies, audits, tests, reviews or other analyses which relate to one or more of the Sites and which were conducted by, on behalf of, or which are in the possession of the Seller, the Company, any of the Company Subsidiaries, affiliates, lenders, insurers or guarantors, which have not been delivered to Buyer prior to execution of this Agreement;

                    (x) there are no claims or actions by the Company or any Company "Affiliate against any insurance carrier with respect to Environmental Costs and Liabilities at any of the Real Properties, any currently or formerly utilized Site, or any off-Site location where Hazardous Material was shipped for treatment, storage or disposal; and

                    (xi) the balance, as of November 3, 1997, and an itemized accounting of the intended use (if any) of remaining available funds balance under the Contingent Payment Agreement dated July 25, 1990 by STC of America, Inc., STC Tape Co., the Company and NBD Bank, N.A. (the "Contingent Payment Agreement"), for certain environmental remediation expenses at the Marysville, Michigan facility, is set forth in Schedule 8.17.

          8.18. GOVERNMENTAL AUTHORIZATIONS AND REGULATIONS. The Company and the Company Subsidiaries hold all Permits the absence of which, individually or in the aggregate, could have a Material Adverse Effect on the business of the Company and the Company Subsidiaries (the "Material Permits"). Such Material Permits are valid and none of the Eight Key Employees has received any written notice to the effect that any Governmental Entity intended to cancel, terminate or not renew any Material Permit.

          8.19. SEC FILINGS. Neither the Company nor any Company Subsidiary has ever issued any security covered by a registration statement filed with the SEC pursuant to the Securities Act or the Investment Company Act of 1940, as amended, and no security issued by the Company or any Company Subsidiary has ever been registered pursuant to the Exchange Act.

          8.20. EMPLOYEE BENEFIT PLANS AND ARRANGEMENTS. All Benefit Plans are listed in Schedule 8.20 and copies of all documentation relating to such Benefit Plans have been delivered or made available to Buyer (including copies of Benefit Plans, summary plan descriptions, trust agreements, the three most recent annual returns, representative employee communications, and IRS determination letters, all where applicable). Except as disclosed in
Schedule 8.20:

                    (i) each Benefit Plan and the administration thereof complies, and has at all times complied, in all material respects with the requirements of all applicable law, including ERISA and the Code, and each Benefit Plan intended to qualify under Section 401(a) of the Code has at all times since its adoption been so qualified, and each trust which forms a part of any such plan has at all times since its adoption been tax-exempt under Section 501(a) of the Code;

                    (ii) no Benefit Plan has incurred any "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code;

                    (iii) no direct, contingent or secondary liability has been incurred or is expected to be incurred by the Company or any Company Subsidiary under Title IV of ERISA with respect to any Benefit Plan, or with respect to any other Plan presently or heretofore maintained or contributed to by any ERISA Affiliate;

                    (iv) all Benefit Plans subject to Title IV of ERISA have been funded in accordance with the amount determined in each such Plan's annual actuarial report;

                    (v) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred within the most recent five calendar years with respect to any Benefit Plan or any Plan maintained by an ERISA Affiliate which is subject to Title IV of ERISA;

                    (vi) no Benefit Plan is a multiemployer plan within the meaning of Section 3(37) of ERISA;

                    (vii) neither the Company, and Company Subsidiary nor any ERISA Affiliate has been assessed with any liability for any Tax imposed under Section 4971 through 4980B of the Code or civil liability under
     Section 502(i) or (l) of ERISA;

                    (viii) no benefit under any Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any transaction contemplated under this Agreement;

                    (ix) no Tax has been incurred under Section 511 of the Code with respect to any Benefit Plan (or trust or other funding vehicle pursuant thereto) within the past three calendar years;

                   (x) no Benefit Plan provides health or death benefit coverage beyond the termination of an employee's employment, except as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or any State Laws requiring continuation of benefits coverage following termination of employment;

                   (xi) no suit, actions or other litigation (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought or, to the knowledge of Seller, threatened against or with respect to any Benefit Plan within the past three calendar years; and

                   (xii) all contributions to Benefit Plans that were required to be made under such Benefit Plans have been made, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, all of which accruals under unfunded Benefit Plans are as disclosed in Schedule 8.20, and each of the Company and each Company Subsidiary has performed all material obligations required to be performed under all Benefit Plans.

         8.21.     LABOR MATTERS. Except as set forth on Schedule 8.21:

         (a) (i)   Neither the Company nor any Company Subsidiary is a party
to any labor or collective bargaining agreement, and no employees of Company or any Company Subsidiary are represented by any labor organization; (ii) within the preceding three years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the knowledge of Seller, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and (iii) within the preceding three years, to the knowledge of Seller, there have been no organizing activities involving the Company or any Company Subsidiary with respect to any group of employees of the Company or any Company Subsidiary.

         (b) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against the Company or any Company Subsidiary. There are no unfair labor practice charges, grievances or complaints pending or, to the knowledge of Seller, threatened in writing by or on behalf of any employee or group of employees of the Company or any Company Subsidiary.

         (c) Except as set forth in Schedule 8.21(c), there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the knowledge of Seller threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any Company Subsidiary.

         (d) The Company and each Company Subsidiary are in material compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours,

Worker Adjustment Retraining and Notification Act of 1988, as amended ("WARN Act"), collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax.

         (e) Since December 31, 1996, there has been no "mass layoff" or "plant closing" (as defined by the WARN Act) with respect to the Company or any Company Subsidiary.

         8.22. FOREIGN CORRUPT PRACTICES ACT. Neither the Company or any Company Subsidiary nor any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or paid or made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment which constitutes a violation of any U.S. criminal statute.

         8.23. ACCOUNTING PRACTICES. The Company and each Company Subsidiary has kept books and records and has maintained internal accounting controls sufficient to permit management to operate the business in a reasonably prudent manner.

         8.24.     BUSINESS RELATIONSHIPS; RECEIVABLES.

         (a) Schedule 8.24(a) lists (without identifying by name) the twenty largest Persons whose purchases of goods or services (determined on an accrual basis) from the Company and the Company Subsidiaries during the year ended December 31, 1996, the twenty largest expected Persons during the year ending December 31, 1997 and the sales volume and the accounts receivables balances at December 31, 1996 and October 25, 1997. The Company will provide IPG and Buyer with comments, specific as to the conduct of business and the nature of the business relationship between each such customer and the Company, two days before the Closing by providing the report from the Company's system screen number 0016, which follows screen number 032002, for the twenty largest customers.

         (b) Except as set forth in Schedule 8.24(a), no Person listed on Schedule 8.24 has terminated or substantially decreased the extent of, or given written notice to Seller, the Company or any Company Subsidiary of the termination or substantial reduction of, or of the intent to terminate or substantially decrease the extent of such Person's business relationship with the any of the Company or any Company Subsidiary.

         (c) Except as set forth in Schedule 8.24(b), all accounts receivable of the Company and each Company Subsidiary (i) arose from bona fide transactions in the ordinary course of business and are payable on the Company's normal trade terms, and (ii) are, to the knowledge of Seller, legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms.

         8.25.     AFFILIATES' RELATIONSHIPS TO AND TRANSACTIONS WITH THE
COMPANY.

         (a) NO ADVERSE INTERESTS. Except as disclosed in Schedule 8.25(a), no Affiliate has any material direct or indirect interest in (i) any entity which does business with the Company or is competitive with the Company's business or (ii) any property, asset or right which is used by the Company in the conduct of its business.

         (b) OBLIGATIONS. All material obligations of any Affiliate to the Company, and all obligations of the Company to any Affiliate, are listed on Schedule 8.25(b).

         8.26.     CORPORATE NAME. The Company and each Company Subsidiary
(i) have the right to use their respective names as the name of a corporation in each jurisdiction in which the Company or any such Company Subsidiary does business and (ii) have not received or given any written notice of conflict during the past five years with respect to the rights of others regarding the corporate names of the Company or any Company Subsidiary. To the knowledge of Seller, no Person other than the Company and the Company Subsidiaries is presently authorized to use the name of the Company or any Company Subsidiary.

         8.27. CORPORATE MATTERS. Complete and correct copies of the minute books and stock transfer books and ledgers of the Company and each Company Subsidiary have been delivered to Buyer. Such minute books correctly reflect all material corporate actions taken by the directors and shareholders of such companies and such stock transfer books and ledgers correctly reflect all issuances and transfers of capital stock of such companies. The original minute books and stock transfer books and ledgers of the Company and each Company Subsidiary and the corporate and business records and books of such companies will be in the exclusive control and custody of such companies at the Closing.

         8.28.     [Intentionally omitted.]

         8.29.     INSURANCE.

         (a) Schedule 8.29(a) contains a list and description of all insurance policies maintained by or on behalf of the Company and each Company Subsidiary on the assets on their respective operations and personnel, including those Comprehensive General Liability and environmental impairment liability policies issued to former owners of the Real Property under which the Company may assert claims. Such description includes the insurance carrier, the amount of premiums thereunder, the type of coverage and the expiration dates of the current premium periods thereunder. Such insurance is of the kinds, covering such risks and in such amounts and with such deductibles and exclusions, as are consistent with past business practice of the Company and each Company Subsidiary and are reasonable for the business, assets and properties of the Company and each Company Subsidiary. All such policies are in full force and effect.

         (b) Except as set forth in Schedule 8.29(b), neither Seller, the Company nor any Company Subsidiary has received any notice of cancellation or termination with respect to any material insurance policy thereof and there are no pending disputes or controversies between the Company or any Company Subsidiary, on the one hand, and the carrier of any such insurance policy, on the other.

         8.30. PRODUCT WARRANTIES. Except for warranties as to conformance to specifications and product returns in the ordinary course of business, and except as set forth in Schedule 8.30: (i) neither the Company nor any Company Subsidiary has any unexpired, expressed, product warranty with respect to any product that it manufactures or sells or that it has heretofore manufactured or sold; (ii) neither the Company nor any Company Subsidiary has received any written notice of any claim based on any product warranty; and (iii) Seller does not know or have any reasonable ground to know of any claim (actual or threatened) based on any product warranty of which neither the Company nor any Company Subsidiary has received notice. Neither the Company nor any Company Subsidiary makes any other warranties expressed or implied, with respect to any of the products that any of them manufactures or sells.

         8.31. BARTER AGREEMENTS. Except as disclosed in Schedule 8.31, there are no outstanding barter Contracts or arrangements with respect to the business of the Company or any Company Subsidiary nor is the Company or any Company Subsidiary liable for any outstanding barter obligations nor the owner of any outstanding barter receivables.

         8.32. CERTAIN EMPLOYEE MATTERS. No employee, agent, consultant or contractor associated with any of the members of management or key personnel of the Company or any Company Subsidiary who has contributed to or participated in the conception and development of proprietary rights of any of the Company or any Company Subsidiary has asserted or, to the knowledge of Seller, threatened any claim against the Company or any Company Subsidiary in connection with such Person's involvement in the conception and development of such proprietary rights.

         8.33. NO OTHER REPRESENTATIONS AND WARRANTIES. Except for the representations and warranties of Seller contained in this Agreement, Seller makes no representation or warranty, express or implied, written or oral, and Seller hereby disclaims any such representation or warranty (including without limitation any warranty of merchantability or of fitness for a particular purpose), whether made by Seller or the Company or any of their officers, directors, employees, agents or representatives, with respect to Seller, STC Tape or the Company or the execution and delivery of this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, neither Seller, STC Tape nor the Company makes any representation or warranty to Buyer or IPG with respect to any projections, estimates or budgets of future revenues or expenses or expenditures, or future results of operations, or any other information or documents, heretofore delivered to or made available to Buyer or IPG or their respective counsel, accountants or advisors with respect to the Company, except as expressly covered by a representation and warranty contained in this Agreement.

                                    ARTICLE IX
                 REPRESENTATIONS AND WARRANTIES BY IPG AND BUYER

         As an inducement to Seller to enter into this Agreement, each of IPG and Buyer makes the representations and warranties to Seller set forth below in Sections 9.1 (as to IPG), 9.3, 9.4, 9.5, 9.6, 9.7 and 9.8, and Buyer makes the representations and warranties set forth below in Sections 9.1 (as to Buyer), 9.2, 9.4 (as to Buyer) 9.5 (as to Buyer), 9.7 (as to Buyer) and 9.8.

         9.1. CORPORATE ORGANIZATION. IPG is a corporation duly organized, validly existing and in good standing under the laws of Canada and has the corporate power and authority to carry on its business as now being conducted and as proposed to be conducted. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the corporate power and authority to carry on its business as now being conducted and as proposed to be conducted and to acquire and own the Stock.

         9.2. AUTHORIZATION OF AGREEMENT; NO VIOLATION. Buyer has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby in accordance with the terms of this Agreement. Buyer has duly authorized the execution, delivery and performance of this Agreement and the purchase of the Stock from Seller and the consummation of the other transactions contemplated hereby. No other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and, assuming this Agreement constitutes the legal, valid and binding obligation of Seller, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby (i) will violate or conflict with the Certificate of Incorporation or By-Laws of Buyer, or (ii) is prohibited by or, except for filings under the HSR Act requires Buyer to obtain or make any consent, authorization, approval, registration or filing with or from any Person. Buyer has delivered to Seller copies of its Certificate of Incorporation and all amendments thereto and a copy of its By-laws, which are true and complete copies of such instruments as in effect on the date of this Agreement.

         9.3. IPG has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby in accordance with the terms of this Agreement. IPG has duly authorized the execution, delivery and performance of this Agreement and the issuance of the Intertape Shares to Seller and the consummation of the other transactions contemplated hereby. No other corporate proceedings on the part of IPG are necessary to authorize this Agreement, the issuance of the Intertape Shares to Seller or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by IPG and, assuming this Agreement constitutes the legal, valid and binding obligation of Seller, it constitutes the legal, valid and binding obligation of IPG, enforceable against IPG in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby (i) will violate or conflict with the Certificate of Incorporation or By-Laws of IPG, or (ii) is prohibited by or, except for filings under the HSR Act requires IPG to obtain or make any consent, authorization, approval, registration or filing with or from any Person. IPG has delivered to Seller copies of its Certificate of Incorporation and all amendments thereto and a copy of its By-laws, which are true and complete copies of such instruments as in effect on the date of this Agreement.

         9.4. LITIGATION. Except as set forth in Schedule 9.4, there are no actions, suits, proceedings or investigations, either at law or in equity, or before any Governmental Entity in any United States or foreign jurisdiction, of any kind now pending or, to the best of Buyer's and IPG's knowledge, threatened or proposed in any manner involving Buyer or IPG or any of their respective properties or assets that would in any manner impair either Buyer's or IPG's ability to perform its obligations hereunder.

         9.5. NO BROKERS AND FINDERS. Except as set forth in Schedule 9.5, neither IPG nor the Buyer has incurred any liability for brokerage or other commissions or finders' fees relative to this Agreement or to the transaction herein contemplated.

         9.6.      REPRESENTATIONS CONCERNING THE INTERTAPE SHARES.

         (a) IPG has delivered to Seller copies of the audited balance sheets of IPG and its consolidated subsidiaries as of December 31, 1996 and the related consolidated statements of income and retained earnings and cash flows for the year then ended. Except as set forth in the notes thereto, all such financial statements were prepared in accordance with GAAP and fairly present in all material respects the consolidated financial condition and results of operations of IPG and its consolidated subsidiaries as of the date thereof and for the period covered thereby. Except as disclosed in such financial statements, the SEC Reports (as defined below) and/or in a document incorporated therein by reference, IPG does not have any liabilities which are, in the aggregate, material to the business, operations or financial condition of IPG and its subsidiaries taken as a whole, except liabilities incurred in the ordinary course of business consistent with past practice since June 30, 1997.

         (b) IPG has filed all forms, reports and documents required to be filed with the Securities and Exchange Commission (the "SEC") since December 31, 1996 and has made available to Seller in the form filed with the SEC (i) its Annual Report on Form 20-F for the fiscal year ended December 31, 1996 and its Quarterly Reports on Form 6-K for the fiscal quarters ended March 31, 1997 and June 30, 1997, (ii) all proxy statements relating to IPG's meetings of stockholders held since December 31, 1996, (iii) all reports on Form 6-K filed by IPG with the SEC since December 31, 1996 and (iv) all amendments and supplements to all such reports (collectively, the "SEC Reports"). The SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Act") or the Securities Exchange Act of 1934, as amended, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (c) Since June 30, 1997 there has not been (i) any material adverse change in the business, financial condition or results of operations of IPG and its subsidiaries taken as a whole, or (ii) any uninsured damage to, destruction or loss of assets or property of IPG that could reasonably be expected to have a Material Adverse Effect.

         (d) Except as disclosed in the SEC Reports and/or in documents incorporated therein by reference, there are no actions or proceedings or, to the knowledge of IPG, any governmental or regulatory authority investigations, pending or, to the knowledge of IPG, threatened, against IPG or any of its assets and properties which could reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated hereby, adversely affecting the ability of IPG or Buyer to consummate the transactions or to perform their respective obligations hereunder, or have a Material Adverse Effect on IPG and its subsidiaries taken as a whole.

         9.7. PURCHASE FOR INVESTMENT. Buyer is acquiring the Stock for investment purposes and not with a view towards distribution. IPG acknowledges that the shares of Stock have not been registered, and in connection with the transactions contemplated hereby will not be registered, under the Act or any state blue sky law and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available.

                                   ARTICLE X
                              COVENANTS OF SELLER

         10.1. ACCESS, INFORMATION AND DOCUMENTS. Pending the Closing, Seller will cause the Company and each Company Subsidiary to give to Buyer and to its agents and representatives (including, but not limited to, accountants, lawyers and appraisers) reasonable access during normal working hours to any and all of the properties, assets, books, records and other documents of the Company and each Company Subsidiary to enable Buyer to make such examination of the business, properties, assets, books, records, and other documents of the Company and each Company Subsidiary as Buyer may determine, and Seller will furnish, and will cause the Company and each Company Subsidiary to furnish, to Buyer such information and copies of such documents and records as Buyer shall reasonably request.

         10.2. CONDUCT OF BUSINESS PENDING CLOSING. From the date hereof until the Closing, except as set forth on Schedule 10.2 or as otherwise specifically contemplated hereby or consented to by Buyer in writing:

                   (i) Seller will cause the Company and each Company Subsidiary to maintain itself at all times as a corporation or other business organization duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is incorporated or organized;

                   (ii) Seller will cause the Company and each Company Subsidiary to carry on their respective businesses and operations in a businesslike manner consistent with past practice, and will not permit the Company or any Company Subsidiary to engage in any activity or transaction or make any commitment to purchase or spend other than in the ordinary course of its business as heretofore conducted; PROVIDED, HOWEVER, without the written consent of IPG and Buyer, Seller will not permit the Company or any Company Subsidiary to make any commitment to purchase or spend involving $25,000 or more other than for (a) the purchase of raw materials, (b) approved capital expenditures as set forth in Schedule 10.2(ii) and (c) transaction expenses as contemplated by Section 10.5 and 20.3;

                   (iii) Seller will not permit the Company or any Company Subsidiary to declare, set aside or pay any dividend or make any distribution (whether in cash, property or stock) with respect to any of its capital stock or redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any of its capital stock;

                   (iv) Seller will not permit the Company or any Company Subsidiary to increase, or agree to increase, the compensation or bonuses or special compensation of any kind of any of its key employees (which term shall be deemed to include all officers) over the rate being paid to them on August 15, 1997 other than normal merit and/or cost-of-living increases pursuant to customary arrangements consistently followed, or adopt or increase any benefit under any insurance, pension or other Benefit Plan, payment or arrangement made to, for or with such key employee;

                   (v) Seller will cause the Company and each Company Subsidiary to continue to carry all insurance policies listed in
    Schedule 8.29(a) or suitable replacements therefor, in full force and effect. After the Closing, Seller shall cooperate with Buyer, the Company and the Company Subsidiaries to give them the benefit of any rights which Seller or any of its Affiliates may have under such insurance policies covering claims relating to the Company and the Company Subsidiaries for the period ending at the close of business on the Closing Date;

                   (vi) Seller will cause the Company and each Company Subsidiary to use reasonable business efforts to preserve its business organization intact, to keep available to

    Buyer the services of its employees and independent contractors and to preserve for Buyer its relationships with suppliers, licensees, distributors and customers and others having business relationships with it;

                   (vii) Seller will not permit the Company or any Company Subsidiary to sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of, any assets (having a fair market value at the time of sale, transfer or disposition of $25,000 or more in the aggregate), or cancel or agree to cancel any debts or claims, other than in the ordinary course of business, or mortgage, pledge or subject to any lien or agree to mortgage, pledge or subject to any lien any of its properties or assets, or pay or obligate itself to pay in excess of $25,000 in the aggregate for fixed assets;

                   (viii) Seller will not permit the Company or any Company Subsidiary to amend its constitutional documents;

                   (ix) Except for the Company Restructuring, Seller will not, and will not permit the Company or any Company Subsidiary to, take any action that would, or that could reasonably be expected to, result in any of the conditions precedent set forth in Articles XIII, XIV and XV not being satisfied;

                   (x) Seller will not cause or permit the Company or any Company Subsidiary to issue, sell or otherwise dispose of, or agree to issue, sell or otherwise dispose of any capital stock or any other security of the Company or any Company Subsidiary, or grant or agree to grant any option, warrant or other right to subscribe for or to purchase any capital stock or any other security of the Company or any Company Subsidiary;

                   (xi) Except for the Company Restructuring, Seller will not cause or permit the Company or any Company Subsidiary to acquire or agree to acquire, by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in any such case, except in the ordinary course of business;

                   (xii) Except as required by law or in the ordinary course of business consistent with past practice except for [specify employment agreements and Stay-Pay Plan], Seller will not cause or permit the Company or any Company Subsidiary to adopt any plan, arrangement or policy which would become a Benefit Plan or amend any such plans to the extent such adoption or amendment would result in an increase in the benefits payable to any current or former employee of the Company or any Company Subsidiary without the prior consent of IPG and Buyer, such consent not to be unreasonably withheld;

                   (xiii) Seller will not cause or permit the Company or any Company Subsidiary to incur or agree to incur any indebtedness for borrowed money outside of existing lines of credit;

                   (xiv) Seller will not cause or permit the Company or any Company Subsidiary to make or permit any material amendment, renewal, extension or termination of any material Contract or Permit to which it is a party other than in the ordinary course of business;

                   (xv) Seller will not cause or permit the Company or any Company Subsidiary to cancel or forgive any indebtedness other than trade accounts receivable for an amount greater than $10,000 individually or in the aggregate or settle any outstanding material litigation for an amount greater than $50,000 individually or in the aggregate or waive, release or compromise any outstanding material claim or right except in the ordinary course of business consistent with past practice;

                   (xvi) Except for the Company Restructuring and except in the ordinary course of business consistent with past practice, Seller will not cause or permit the Company or any Company Subsidiary to engage in any transaction or enter into any Contract or other commercial arrangement with any Affiliate of Seller, the Company or any Company Subsidiary;

                   (xvii) Seller will not cause or permit the Company or any Company Subsidiary to permit, allow or suffer any of its assets to become subjected to any Lien other than a Permitted Lien, except for liens in ordinary course of business, right-of-way or other similar restriction of any nature whatsoever except for liens pursuant to existing, disclosed Contracts;

                   (xviii)Seller will not cause or permit the Company or any Company Subsidiary to make any change in its accounting methods or practices;

                   (xix) Seller will not cause or permit the Company or any Company Subsidiary to make material changes in any method of marketing, management or operation; collection or credit extension policies; or cash management methods, practices or procedures;

                   (xx) Seller will not cause or permit the Company or any Company Subsidiary to enter into or renew, extend or amend in any material respect any lease or sublease of real property;

                   (xxi) Seller will not cause or permit the Company or any Company Subsidiary to agree, whether in writing or otherwise, to do any of the foregoing; and

                   (xxii) Without limiting the foregoing, Seller will cause the Company to consult with IPG and Buyer regarding all significant developments, transactions and proposals relating to the business or operations or any of the assets or liabilities of the Company or any Company Subsidiary.

         10.3. NONCOMPETITION; CONFIDENTIALITY. Subject to the Closing, and as an inducement to Buyer to execute this Agreement and complete this transactions contemplated hereby, and in order to preserve the goodwill associated with the business of Company being acquired pursuant to this Agreement, Seller covenants and agrees as follows:

         (a) COVENANT NOT TO COMPETE. For a period for five years from the date of Closing (the "Period"), Seller will not directly or indirectly:

                   (i) engage in, continue in or carry on any business which competes with the tape and shrink film business of the Company or any of its Subsidiaries as conducted on the date hereof (the "Business") or is substantially similar thereto, including owning or controlling any financial interest in any corporation, partnership, firm or other business organization which is so engaged;

                   (ii) consult with, advise or assist in any way, whether or not for consideration, any corporation, partnership, firm or other business organization which is now or becomes a competitor of the Company or Buyer in any aspect with respect to the Business, including, but not limited to, advertising or otherwise endorsing the products of any such competitor; soliciting customers or otherwise serving as an intermediary for any such competitor; loaning money or rendering any other form of financial assistance to or engaging in any form of business transaction on other than an arm's length basis with any such competitor; or

                   (iii) offer employment to an employee of the Company, without the prior written consent of Buyer;

provided, however, that the foregoing shall not prohibit (a) the ownership by Seller of securities of corporations which are listed on a national securities exchange or traded in the national over-the-counter market in an amount which shall not exceed 5% of the outstanding shares of any such corporation or (b) any offer by Seller to employ a person in a business which does not compete with the business of IPG or the Company or which is for a position outside the United States, Mexico or Canada.

         The parties agree that Buyer may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person, corporation, firm or entity that purchases all or part of the business of the Company.

         The parties agree that the geographic scope of this covenant not to compete shall extend to any city, county or other political subdivision of any country in North America, each of which is deemed to be separately named herein. Recognizing the specialized nature of the business transferred to Buyer and the scope of competition, Seller acknowledges the geographic scope of this covenant not to compete to be reasonable. The parties intend that the covenant contained in this Section 10.3 shall be construed as a series of separate covenants, one for each city, county or political subdivision of each country in North America, each of which is deemed to be separately named herein, each for a series of one-year periods within the Period. Except for geographic coverage and periods of effectiveness, each such separate covenant shall be identical in terms. If in any judicial proceeding a court shall refuse to enforce any of the separate covenants deemed included in this
Section 10.3(a), then such unenforceable covenant shall be deemed eliminated for the purpose of that proceeding to the extent necessary to permit the remaining separate covenants to be enforced.

         In the event a court of competent jurisdiction determines that the provisions of this covenant not to compete are excessively broad as to duration, geographic scope or activity, it is expressly agreed that this covenant not to compete shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such over broad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction.

         (b) COVENANT OF CONFIDENTIALITY. Except as necessary in connection with its indemnification obligations hereunder, Seller shall not at any time subsequent to the Closing, except as explicitly requested by Buyer, (i) use for any purpose, (ii) disclose to any person, or (iii) keep or make copies of documents, tapes, discs or programs containing, any confidential information concerning the Company. For purposes hereof, "confidential information" shall mean and include, without limitation, all Trade Rights in which the Company has an interest, all customer lists and customer information, and all other information concerning the Company's processes, apparatus, equipment, packaging, products, marketing and distribution methods, not previously disclosed to the public directly by the Company. If at any time after Closing, the Seller should discover that it is in possession of any records containing the confidential information of the Company, then the Seller shall immediately turn such records over to the Company, which shall upon request make available to the Seller any information contained therein which is not confidential information. Seller agrees that it will not assert a waiver or loss of confidential or privileged status of the information based upon such possession or discovery.

         (c) Seller agrees that the provisions and restrictions contained in this Section 10.3 are necessary to protect the legitimate continuing interests of IPG and Buyer in acquiring the Stock, and that any violation or breach of these provisions will result in irreparable injury to IPG and Buyer for which a remedy at law would be inadequate. Seller, IPG and Buyer agree that in the event of a violation or breach and regardless of any other provision contained in this Agreement, Buyer shall be entitled to injunctive and other equitable relief as a court may grant after considering the intent of this Section 10.3, and IPG and Buyer shall not be entitled to any other form of relief from such violation or breach.

         10.4. EXCLUSIVITY. Except for the Company Restructuring, prior to the termination of this Agreement, Seller will not cause or permit the Company to engage in any Business Combination other than the Acquisition contemplated hereby, and will not authorize or permit any of its subsidiaries, affiliates or representatives (including, without limitation, directors, officers, legal, financial and other advisors) to take, directly or indirectly, any action to initiate, assist, solicit, negotiate, encourage, accept or otherwise pursue any offer or inquiry from any person or entity to engage in any Business Combination other than the acquisition contemplated hereby (and other than the merger of the Company and its subsidiaries) or otherwise attempt to consummate any Business Combination other than the acquisition contemplated hereby.

         10.5. TRANSFER PRICING. Seller shall promptly engage Coopers & Lybrand, at Seller's sole expense to document the transfer pricing practices of the Company, STC Tape and STC America Inc., an affiliate of the Company and to prepare and deliver a report thereon, prior to the Closing, to each of Seller, the Company, IPG and Buyer.

         10.6. CONSENTS AND APPROVALS. Seller shall use its best efforts to obtain prior to the Closing all consents, approvals, orders, authorizations, registrations, declarations and filings under all Laws of any Governmental Entity or of any other Person required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

         10.7. INDUSTRIAL SITE RECOVERY ACT. Seller shall cause the Company to fully comply with and meet all obligations under the New Jersey Industrial Site Recovery Act ("ISRA"), including but not limited to making all filings with the New Jersey Department of Environmental Protection ("NJDEP"), conducting any and all investigation and remediation activities required by the NJDEP, and satisfying any financial assurance requirements thereunder. Prior to all such filings, investigations and/or remediation activities, Seller shall provide Buyer with all reports (including but not limited to draft and final consultant reports, workplans and sampling data), consult with Buyer thereon and give reasonable consideration to Buyer's comments regarding investigation, remediation and filings with NJDEP. Buyer shall review such reports, workplans and data and provide comments to the Company in a prompt manner. Seller shall notify Buyer and shall give Buyer the opportunity to attend any meetings with NJDEP or inspections by NJDEP. Seller shall conduct at its own sole cost and expense any and all investigation, environmental testing and remediation required by the NJDEP pursuant to ISRA, including but not limited to any additional sampling of soil and groundwater at the Real Properties subject to ISRA.

         10.8.     [Intentionally omitted.]

         10.9. RESIGNATION OF DIRECTORS AND OFFICERS. Prior to or at the Closing, Seller will cause each of the directors and officers of the Company and each Company Subsidiary to resign as a director and/or officer of the Company or the Company Subsidiary effective at the Closing.

         10.10. USE OF NAME. Seller will not use the name "American Tape" or any protected logos associated therewith or any derivatives thereof in any way whatsoever at any time after the Closing.

         10.11. LOCKUP. Seller shall not, directly or indirectly, sell or otherwise transfer any of the Intertape Shares during the 180-day period following the Closing Date. Seller may pledge all or any portion of the Intertape Shares during such period to secure borrowings, provided that Seller requires the lender to agree, and the lender does agree not to sell such Intertape Shares during the lockup period; and the Intertape Shares are legended to restrict such sale.

         10.12. RESTRUCTURING. Seller will cause each of the transactions listed in Exhibit J (collectively, the "Restructuring") to occur prior to Closing, on terms and conditions, and pursuant to documentation, reasonably acceptable to Buyer. Seller shall furnish to Buyer, at least one week prior to the date of the Closing, copies of the draft documentation pursuant to which such transactions shall be consummated for Buyer's review.

         10.13. NOTIFICATION. Between the date of this Agreement and the Closing Date, Seller or the Company will promptly notify Buyer in writing if Seller or the Company becomes aware of any fact or condition that causes or constitutes a breach of any of the representations or warranties, or would preclude Seller from performing any of the covenants contained herein as of the date of this Agreement.

         10.14. LETTER OF CREDIT. Seller shall arrange for the issuance by the Letter of Credit Bank of the Letter of Credit.

         10.15. AVAILABILITY OF FUNDS UNDER CONTINGENT PAYMENT AGREEMENT Seller covenants and agrees that any and all funds available under and in accordance with the Contingent Payment Agreement as of Closing will be for the sole and exclusive benefit of the Company, no portion of the balance reflected in Schedule 8.17 having been expended between the date of this Agreement and Closing.

         10.16. CERTAIN ENVIRONMENTAL COMPLIANCE. Prior to Closing, Seller will (i) cause the Company to report to appropriate authorities the July 1997 discovery of contamination at the Marysville, Michigan facility during the repair of a city water main, and (ii) cause the Company to comply with all requirements of "Stipulation for Entry of Final Order by Consent, AQD No. 10-1997," entered on July 7, 1997 with the Michigan Department of Environmental Quality ("MDEQ"), as amended by letter from Diane Kavanaugh Vetort, MDEQ, to Frederick J. Dindoffer, counsel for Company, dated October 20, 1997, including without limitation all recordkeeping, reporting and testing requirements therein.

         10.17. CONSENT OF UNION. Prior to Closing, Seller will cause the Company to obtain the written consent of Local 1149, United Automobile Aerospace and Agricultural Implement

Workers of America to the First Amendment to the American Tape Company Hourly Employees' Pension Plan.

         10.18. FORMS 5500. Prior to Closing, Seller shall cause the Company to promptly file all Forms 5500 relating to the Company's Benefit Plans and not timely filed herewith.

         10.19. TERMINATION OF BENEFIT PLANS. Prior to Closing, Seller shall cause each of the (x) American Tape Company Long Term Incentive Plan and (y) American Tape Company Short Term Management Incentive Plan to be terminated, effective as of the Closing Date.

                                   ARTICLE XI
                          COVENANTS OF IPG AND BUYER

         11.1. CONFIDENTIAL INFORMATION. Each of IPG and Buyer shall preserve and maintain all confidential information, proprietary information and trade secrets of the Company and the Company Subsidiaries received or confirmed in documentary form by Buyer or IPG or their representatives from Seller, the Company or any Company Subsidiary and shall not disclose to any third Person or use any such confidential information, proprietary information or trade secret, except that Buyer and IPG shall be free to use and disclose all or any of such proprietary information and trade secrets which: (i) were already in its possession at the time of disclosure to it;
(ii) are a matter of public knowledge; (iii) have been or are hereafter published other than through Buyer or IPG; (iv) are required to be disclosed by any Law; or (v) are lawfully obtained by Buyer or IPG from a third Person without restrictions of confidentiality. The covenants of Buyer and IPG contained in this Section 11.1 shall terminate at the Closing but shall continue indefinitely if there is no Closing.

         11.2. CONSENTS AND APPROVALS. Each of Buyer and IPG shall use its best efforts to obtain prior to the Closing all consents, approvals, orders, authorizations and filings under Laws of any Governmental Entity or of any other Person required to be obtained by either Buyer or IPG in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

         11.3. ENVIRONMENTAL AUDITS. Buyer and IPG will promptly retain a firm engaged in the regular business of environmental engineering to conduct (at Buyer's and IPG's expense) such environmental, engineering and safety audits of Company's operations and the Real Estate occupied by Company as Buyer and IPG in their discretion shall consider necessary or appropriate.

         11.4. BOARD SEAT. Subject to his continued employment by the Company or an affiliate thereof, IPG shall elect and appoint Mr. I. J. Choi as a member of the Board of Directors of IPG for a term of two years. On and after the Closing, IPG shall cause the Company (or an affiliate thereof) to provide an office (which office shall be located in the State of New Jersey and within reasonable proximity to New York) to Mr. Choi for the tenure of his employment.

         11.5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY.

         (a) Buyer shall not, and IPG agrees to preclude Buyer from taking any action to, cause STC Tape to approve any amendment to the Certificate of Incorporation or By-laws of the Company existing on the date hereof (provided no amendment has been made to either thereof since August 15, 1997 altering the indemnification provisions contained therein) which amendment would have the effect of reducing or limiting, in any manner whatsoever, the indemnification rights (including without limitation, any rights to advancement of expenses) of those individuals who are serving as directors or officers of the Company on the date hereof, or who have served in such capacities at any time during the preceding three years.

         (b) In the event IPG, Buyer or any of their respective successors or assigns (i) causes the Company to reorganize or consolidate with or merge into or enter into another business combination transaction with any other Person where the Company is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) causes the Company to liquidate, dissolve or transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company continue, or cause to be continued, the indemnification rights provided to the directors and officers of the Company as described in (a) above.

         (c) IPG shall cause the directors' and officers' insurance coverage of IPG to be amended, immediately upon Closing, to include STC Tape and the Company, thereby providing the same coverage to directors and officers of STC Tape and the Company as is made available to the other U.S. employees of subsidiary companies of IPG. A summary description of such insurance coverage has been delivered by IPG to Seller.

         (d) IPG agrees to promptly advance legal expenses (which expenses shall be reasonable) to each of the Eight Key Employees in connection with the defense of any action asserted against any of such Eight Key Employees in his or her capacity as such for actions or inactions prior to the Closing, provided the Company shall have declined to assume the defense of any such action or shall have been precluded from assuming the defense of any such action because of a conflict of interests, and further provided that the Company shall have agreed to the officer's or director's selection of counsel, which agreement shall not be unreasonably withheld.

                                  ARTICLE XII
                     HSR COVENANT OF IPG, BUYER AND SELLER

         To the extent such filings have not been completed prior to the execution of this Agreement, each of IPG, Buyer and Seller shall, in cooperation with the other, promptly file or cause to be filed any reports or notifications that may be required to be filed by it under the HSR Act, with the Federal Trade Commission and the Antitrust Division of the Department of Justice, and shall furnish to the others all such information in its possession as may be necessary for the completion of the reports or notifications to be filed by the other. Prior to making any communication, written or oral, with the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated hereby, each of IPG, Buyer and Seller shall consult with the other.

                                 ARTICLE XIII
                        CONDITIONS PRECEDENT TO SELLER'S
                         OBLIGATIONS TO SELL THE STOCK

         The obligation of Seller to sell the Stock is subject to the fulfillment prior to or at the Closing of the following conditions, unless waived in writing by Seller:

         13.1. ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by IPG and Buyer herein qualified as to materiality shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

         13.2. COMPLIANCE WITH COVENANTS. Each of IPG and Buyer shall have performed or complied in all material respects with all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.

         13.3. CONSENTS AND APPROVALS. All consents, approvals, orders, authorizations, registrations, declarations and filings required to be obtained or made prior to the Closing Date shall have been made or obtained.

         13.4. OFFICER'S CERTIFICATES. Seller shall have received such certificates of Buyer and of IPG, dated the Closing Date and signed by an executive officer of Buyer and of IPG, to evidence satisfaction of the conditions set forth in this Article XIII as may be reasonably requested by Seller.

         13.5. OPINION OF COUNSEL. Seller shall have received an opinion, dated the Closing Date, of Morgan, Lewis & Bockius LLP, counsel for Buyer and IPG, in form and substance reasonably satisfactory to Seller.

         13.6.     REGISTRATION RIGHTS.   Buyer, IPG and Seller shall have
entered into the Registration Rights Agreement, provided the Purchase Price shall include the delivery to Seller of $3,000,000 or more of Intertape Shares.

         13.7.     [Intentionally omitted.]

         13.8. GUARANTEES. The Seller shall have received from the Creditors releases of the Guarantees, which releases shall be satisfactory in form and substance to Seller, IPG and Buyer.

         13.9. COMPANY RESTRUCTURING. The Company Restructuring shall have been consummated.

         13.10. OCTOBER FINANCIAL STATEMENTS. Seller shall have received and been satisfied with, in its sole discretion, the October Financial Statements and the accompanying opinion of Coopers & Lybrand.

         13.11. TRANSFER PRICING. Seller shall have received and been satisfied with, in its sole discretion, the report of Coopers & Lybrand concerning, and the implications of, the transfer pricing practices of the Company (as contemplated by Section 10.5 of this Agreement).

                                  ARTICLE XIV
                   CONDITIONS PRECEDENT TO IPG'S AND BUYER'S
                       OBLIGATIONS TO PURCHASE THE STOCK

         The obligation of Buyer to purchase the Stock is subject to the fulfillment prior to or at the Closing of the following conditions, unless waived in writing by Buyer:

         14.1. ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by Seller herein qualified as to materiality shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement and except for representations and warranties that are made as of a specific date or time, which, if qualified as to materiality shall be true and correct in all respects, and if not so qualified shall be true and correct in all material respects only as of such specific date or time.

         14.2. COMPLIANCE WITH COVENANTS. Seller shall have performed or complied in all material respects with all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.

         14.3. CONSENTS AND APPROVALS. All consents, approvals, orders, authorizations, registrations, declarations and filings required to be obtained or made prior to the Closing Date shall have been made or obtained.

         14.4. OFFICER'S CERTIFICATES. IPG and Buyer shall have received such certificates of Seller, dated the Closing Date and signed by an executive officer of Seller to evidence satisfaction of the conditions set forth in this Article XIV as may be reasonably requested by Buyer.

         14.5.     [Intentionally omitted.]

         14.6. OPINION OF COUNSEL. IPG and Buyer shall have received opinions, dated the Closing Date, of (Korean) counsel for Seller, and of Pitney Hardin Kipp & Szuch, United States counsel for the Company, in form and substance reasonably satisfactory to IPG and Buyer.

         14.7. NO LITIGATION. There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (or by any other Person any suit, action or proceeding which has a reasonable likelihood of success), (i) challenging or seeking to restrain or prohibit the purchase of the Stock contemplated by this Agreement or any of the other transactions contemplated by this Agreement or seeking to obtain from Buyer in connection with the purchase of the Stock contemplated by this Agreement any damages that are material in relation to Buyer taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Buyer, the Company or any of their respective subsidiaries of any material portion of the business or assets of Buyer, the Company or any of their respective subsidiaries, or to compel Buyer, the Company or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Buyer, the Company or any of their respective subsidiaries, in each case as a result of the purchase of the Stock contemplated by this Agreement or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Buyer to acquire or hold, or exercise full rights of ownership of, the Stock, including the right to vote the Stock on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit Buyer from effectively controlling in any material respect the business or operations of the Company or any of the Company Subsidiaries.

         14.8. EMPLOYMENT AGREEMENTS. The Company shall (A) have entered into (i) employment agreements with each of Messrs. I. J. Choi (three year term), Kiwhan Lee (two year term), Alex H.S. Yoo (two-year term), Koh-Hoon Lee (two year term) and Keith Bong (two year term) in the forms of Exhibits P, Q, R, S and T hereto, respectively, and (ii) noncompetition agreements with [key employees not covered by clause (i) to be specified] in the form of Exhibit U hereto and (B) have offered written "stay pay" plans to each of the individuals listed in Schedule 14.8 in the form of Exhibit V hereto.

         14.9. RESIGNATIONS. Buyer shall have received resignations, effective as of the Closing, from each officer and director of the Company and each Company Subsidiary.

         14.10. ENVIRONMENTAL AND SAFETY AUDITS. The results of the engineering, environmental and safety audits conducted by IPG and Buyer shall not have disclosed any past or present condition, process or practice with respect to the Company or any property owned by the Company which is not in full compliance with all applicable environmental laws or laws related to health and safety or which otherwise requires repair or remediation.

         14.11. PHYSICAL PROPERTIES. There shall have occurred no material damage to or destruction or loss (not covered by insurance) of any of the Company's or any Company Subsidiary's facilities, machinery, equipment or other assets.

         14.12. DUE DILIGENCE INVESTIGATION. IPG and Buyer shall have completed its due diligence investigation of the Company, the Company Subsidiaries and the business, the results of which shall be reasonably acceptable to Buyer in its sole discretion.

         14.13. OCTOBER FINANCIAL STATEMENTS. IPG and Buyer shall have received and been satisfied with, in their sole discretion, the October Financial Statements and the accompanying opinion of Coopers & Lybrand.

         14.14. TRANSFER PRICING. IPG and Buyer shall have received and been satisfied with, in their sole discretion, the report of Coopers & Lybrand concerning, and the implication of, the transfer pricing practices of the Company and its subsidiaries, STC Tape and STC America, Inc. (as contemplated by Section 10.5 of this Agreement).

         14.15. TITLE INSURANCE. Buyer shall have obtained, at IPG's or Buyer's expense, a policy or policies of title insurance in form satisfactory to it and its special counsel, insuring in amounts deemed satisfactory by Buyer, fee simple interests in each of the Real Properties.

         14.16. FINANCING. IPG and/or Buyer shall have received financing and consents from Buyer's lenders, on terms and conditions satisfactory to Buyer in its sole discretion, to enable Buyer to consummate the transactions contemplated hereby.

         14.17. RESTRUCTURING. The Company Restructuring shall have been consummated.

         14.18. ENVIRONMENTAL COMPLIANCE. IPG and Buyer shall be satisfied, in their sole discretion, after discussion with appropriate authorities, if desired, that, as a result of the environmental compliance actions taken by the Company as contemplated by Section 10.16 hereof, that no material penalties will be issued to the Company for related past non-compliance by the Company.

         14.19. CONTRACTS IN RESPECT OF ENVIRONMENTAL REMEDIATION. IPG and Buyer shall be satisfied, in their sole discretion, as to the amount of funds needed to be expended in connection with the regenerative thermal oxidizer.

                                 ARTICLE XV
                     CONDITIONS TO OBLIGATIONS OF EACH
                     PARTY TO EFFECT THE STOCK PURCHASE

         The respective obligations of each party hereto to effect the sale and purchase of the Stock contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Buyer and IPG, on the one hand, or Seller, on the other hand, in whole or in part, to the extent permitted by applicable law.

         15.1. NO INJUNCTION. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced any Law or preliminary or permanent injunction which is in effect and which prohibits, enjoins or otherwise restrains the consummation of the transactions contemplated hereby; PROVIDED, that the parties shall use commercially reasonable efforts to cause any such Law or preliminary or permanent injunction or order to be vacated or lifted.

         15.2. HSR ACT WAITING PERIOD. Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the transactions contemplated hereby, other than an action which shall have been withdrawn or terminated.

                                     ARTICLE XVI
                                     TERMINATION

         16.1. TERMINATION BY BUYER AND IPG. Buyer and IPG may, without liability to Seller, terminate this Agreement by notice to Seller (i) at any time prior to the Closing if default shall be made by Seller in the observance or in the due and timely performance of any of the terms hereof to be performed by Seller and Seller does not cure the default within five business days after Buyer and IPG deliver written notice thereof, (ii) at the Closing if any of the conditions precedent to the performance of Buyer's and IPG's obligations at the Closing shall not have been fulfilled, or (iii) if at any time prior to Closing, Buyer and IPG, in their reasonable opinion, determines that compliance with any request for additional information made by the Federal Trade Commission or the Department of Justice pursuant to the HSR Act would be unduly burdensome or expensive.

         16.2. TERMINATION BY SELLER. Seller may, without liability to either Buyer or IPG, terminate this Agreement by notice to IPG (i) at any time prior to the Closing if default shall be made by either Buyer or IPG in the observance or in the due and timely performance of any of the terms hereof to be performed by it and Buyer and IPG do not cure the default within five business days after Seller delivers written notice thereof to IPG, or
(ii) at the Closing if any of the conditions precedent to the performance of Seller's obligations at the Closing shall not have been fulfilled.

         16.3. TERMINATION BY MUTUAL CONSENT. The parties may terminate this Agreement by mutual written consent.

         16.4. TERMINATION BY IPG OR SELLER. Either IPG or Seller may terminate this Agreement, without liability to the other parties hereto, if
(i) the sale and purchase of the Stock contemplated by this Agreement shall not have been consummated by 5:00 p.m. Eastern time on November 30, 1997,
(ii) any Governmental Entity of competent jurisdiction shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by this Agreement and such judgment, injunction, order or decree shall have become final and nonappealable (PROVIDED, that the party seeking to terminate this Agreement pursuant to this Section 16.4 shall have used commercially reasonable efforts to remove such judgment, injunction, order or decree) or (iii) any Law promulgated or enacted by any Governmental Entity after the date of this Agreement which prohibits the consummation of the transactions contemplated hereby shall be in effect.

         16.5. EFFECT OF TERMINATION. If this Agreement is terminated, this Agreement shall no longer be of any force or effect and there shall be no liability on the part of any party or its respective directors, officers or shareholders, except in any such case (i) in accordance with the expense provisions of Section 20.3, the public announcement provisions of Section 20.4, the no brokers or finders provisions of Sections 6.5 and 9.5, the provisions of this Section 16.5 and the confidentiality provisions of Sections 10.3 and 11.1, which shall survive any such termination and (ii) to the extent such termination results from the willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement. If this Agreement shall be terminated, each party will (i) redeliver all documents, work papers and other materials of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, to the party furnishing the same, and (ii) destroy all documents, work papers and other materials developed by its accountants, agents and employees in connection with the transactions contemplated hereby which embody confidential information, proprietary information or trade secrets furnished by any party hereto or deliver such documents, work papers and other materials to the party furnishing the same or excise such information or secrets therefrom and all information received by any party hereto with respect to the business of any other party or any of its subsidiaries (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any Governmental Entity) shall not at any time be used for personal advantage or disclosed by such party to any third Person to the detriment of the party furnishing such information or any of its subsidiaries.

                              ARTICLE XVII
                      SURVIVAL OF REPRESENTATIONS,
                  WARRANTIES, COVENANTS AND AGREEMENTS

         (a) Notwithstanding any right of any party (whether or not exercised) to invesitgate the accuracy of the representations and warranties of the other party contained in this Agreement, Seller on the one hand, and Buyer and IPG, on the other hand, have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement as, and for the periods, set forth below.

         (b) The representations and warranties contained in Sections 6.4, 7.4, 7.5(a), 8.5, 8.6(a), 8.8(a), 8.9, 8.10(a), 8.10(b), 8.10(f),
8.10(h), 8.10(i), 8.12(a)(viii), 8.14(a), 8.21, 8.24(b), 8.24(c), 8.25, 8.26,
8.27, 8.29, 8.30, 8.31, 8.32 and 9.4 do not survive the Closing.

         (c) The representations and warranties contained in Sections 8.12(a)(i) and 8.12(a)(xi) do not survive the Closing except to the extent of the nondisclosure in this Agreement of a Contract which involves an annual aggregate payment of $100,000 or more.

         (d) The representations and warranties contained in Section 8.12(a)(iv) do not survive the Closing except to the extent of the nondisclosure in this Agreement of a Contract which involves an annual aggregate payment of $50,000 or more.

         (e) The representations, warranties, covenants and agreements contained in Sections 7.6(i), 7.6(iv), 7.6(v)(x), 7.6(xiii), 7.6(xv),
7.6(xvi), 7.6(xvii), 8.7(i), 8.7(iv), 8.7(v)(x), 8.7(xiii), 8.7(xv),
8.7(xvi), 8.7(xvii), 8.10(g) and 8.10(j) survive the Closing until March 31, 1998, but only as to breaches thereof which have not been disclosed prior to the Closing.

         (f) The representations and warranties contained in Sections 8.8(b), 8.12(a)(ii), 8.12(a)(iii), 8.16 and 8.18 survive the Closing until March 31, 1998, but only to the extent that a breach of such representations and warranties results in a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

         (g) The representations, warranties, covenants and agreements contained in Sections 8.12(a)(v), 8.12(a)(vii), 8.12(a)(ix), 8.12(a)(x) and
8.12(b) survive the Closing until March 31, 1998, but only to the extent that the Contracts or other matters required to be disclosed thereby and not disclosed have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

         (h) The representations, warranties, covenants and agreements contained in Sections 6.1, 6.2, 6.3, 6.5, 7.1, 7.2, 7.3, 7.5(b), 7.6(ii),
7.6(iii), 7.6(v)(y), 7.6(vi), 7.6(vii),  7.6(viii), 7.6(ix), 7.6(x), 7.6(xi),
7.6(xii), 7.6(xiv), 7.6(xviii), 7.6(xix), 7.6(xx), 8.1, 8.2, 8.3, 8.4,
8.6(b), 8.7(ii), 8.7(iii), 8.7(v)(y), 8.7(vi), 8.7(vii), 8.7(viii), 8.7(ix),
8.7(x), 8.7(xi), 8.7(xii), 8.7(xiv), 8.7(xviii),

8.7(xix), 8.7(xx), 8.13, 8.14(b), 8.15, 8.19, 8.22, 8.24(a), 9.1, 9.2, 9.3,
9.5 and 9.6 survive the Closing until March 31, 1998.

         (i) The representations and warranties contained in Sections 7.7, 8.11 and 8.33 survive the Closing until the fourth anniversary of the Closing Date.

         (j) The representations and warranties contained in Section 8.12(a)(vi) survive the Closing until March 31, 1998 to the extent not reflected in the calculation of Company Indebtedness at the Closing.

         (k)       The representations and warranties contained in Section
8.17 survive the Closing until three and one half years following the Closing Date.

         (l)       The representations and warranties contained in Section
8.20 survive the Closing until March 31, 1998 as they relate to penalties (without regard to whether such penalties, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole), and as to all other matters only to the extent that a breach of such representations and warranties results in a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

         (m) The representations and warranties contained in Sections 8.10(c), 8.10(d), 8.10(e) and 8.23 survive the Closing until March 31, 1998, but only to the extent that such representations and warranties were breached after October 25, 1997.

                                 ARTICLE XVIII
                                INDEMNIFICATION

         18.1.     SELLER'S OBLIGATION TO INDEMNIFY.

         (a) Subject to the limitations set forth in Section 18.1(b), Seller shall indemnify IPG, Buyer, and each of their respective officers, directors, employees, agents and Affiliates (each, an "Indemnified Party") in respect of, and hold each of them harmless from and against the following, without duplication:

                   (i) any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to liabilities for taxes (including all penalties relating thereto) owing by the Company, STC Tape or any of their respective subsidiaries (A) incurred in connection with the Restructuring, or (B) imposed in connection with STC Tape's and the Company's transfer pricing policies; provided however, that Seller shall be notified of and have the right to defend (at Seller's expense), with Buyer, any audit or assessment and appeal thereof;

                   (ii) 50% of the first $2,400,000 in Losses (i.e., a maximum liability of $1,200,000), and 75% of any and all Losses in excess of $2,400,000, suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to noncompliance with any Environmental Law at Seller's currently or formerly utilized Sites and off-Site locations to which Hazardous Materials were shipped for treatment, storage, handling or disposal arising, in whole or in part, from pre-Closing conditions or actions, except and excluding any and all expenses and actions required to be taken in connection with the July 7, 1997 Stipulation For Entry of Final Order by Consent with the Michigan Department of Environmental Quality, including without limitation installation of the regenerative thermal oxidizer (all losses under this clause (ii), "Indemnified Environmental Losses");

                   (iii) any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to liabilities for Taxes (including all penalties relating thereto) which also constitute a breach of the representations and warranties contained in the last two sentences of Sections 7.7(a) and 8.11(a);

                   (iv) any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to penalties (which term is specifically intended to exclude all non-penalty Losses) arising from any failure of Seller, STC Tape, the Company or any Company Subsidiary to comply with any legal or regulatory requirements relating to Benefit Plans, Environmental matters and OSHA matters applicable to Seller, STC Tape, the Company or any Company Subsidiary prior to Closing (all penalties under this clause (iv), "Indemnified Penalties"); and

                   (v) any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, not covered by any of the preceding four clauses, and resulting from, arising out of or relating to any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Seller (or STC International) contained in this Agreement;

PROVIDED, HOWEVER, that the maximum aggregate amount payable by Seller as a result of all claims asserted under clause (i) above shall have no dollar limit; the maximum aggregate amount payable by Seller as a result of all claims asserted under clause (ii) above shall be limited to the Environmental Cap (as such term is defined below); the maximum aggregate amount payable by Seller as a result of all claims asserted under clause (iii) above shall be $750,000; the maximum aggregate amount payable by Seller as a result of all claims asserted under clause (iv) above shall be $1,000,000; provided that such limitation shall be reduced to $750,000 once Seller provides evidence to IPG and Buyer's satisfaction that the Company has reported the water main break in Michigan to Michigan regulatory authorities by mailing the letter on such issue previously reviewed and approved by Buyer's counsel to the addresses thereof; and the maximum aggregate amount payable by Seller as a result of all claims asserted under clause (v) above shall be $1,000,000.

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

         The Environmental Cap shall initially be $1,200,000, but shall be increased prior to Closing if, and to the extent, appropriate to cover Indemnified Environmental Losses as identified in the McLaren-Hart Phase II Report. The Environmental Cap shall be adjusted upward only by mutual agreement of Buyer and Seller prior to Closing, provided the parties shall negotiate in good faith to agree upon the amount (if any) of such upward adjustment. The Environmental Cap shall further be adjusted, downward by one-half of the amount, if any, that the Company shall recover (after the date hereof and whether before or after the Closing) from the escrow under the Contingent Payment Agreement.

         (b) Any claims under (a)(i) and (iii) above for Losses shall be made by written notice by the Indemnified Party to Seller (a "Claim Notice"), delivered in accordance with Section 20.1 hereunder prior to the fourth anniversary of the Closing. Any claims under (a)(ii) above shall be made by delivery by IPG or Buyer of a Claim Notice to Seller (in accordance with Section 20.1 hereof) prior to the date which is three and one-half years following the Closing Date. Any claims under (a)(iv) and (v) shall be made by delivery by IPG and Buyer of a Claim Notice to Seller (in accordance with Section 20.1 hereof) prior to the first anniversary of the Closing Date. Any claims under (a)(ii) above for Indemnified Environmental Losses shall be resolved pursuant to Section 18.4(b). In each such instance the Claim Notice shall contain a description and a statement of the amount of the Loss in respect of which the claim is asserted.

         (c) In determining claims for indemnification by any Indemnified Party pursuant to any of clauses (i), (iii), (iv) and (v) of paragraph (a) above, no claim shall be payable (x) unless with respect to any individual claim, such claim involves a Loss (excluding legal fees) in excess of $25,000; and (y) until, and then only to the extent that, the Indemnified Party has suffered, incurred, sustained or become subject to Losses pursuant to clauses (i), (iii), (iv) or (v) of paragraph (a) above taken together, in excess of $200,000 in the aggregate.

         18.2. BUYER'S OBLIGATIONS TO INDEMNIFY. Buyer shall indemnify Seller, its officers and directors in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to the breach of any representation or warranty of IPG or Buyer contained in this Agreement or the nonfulfillment of or failure to perform any of the covenants or agreements on the part of IPG or Buyer contained in this Agreement, provided, however, in no event shall IPG's or Buyer's aggregate liability under this Section 18.2 exceed $1,000,000.

         18.2A     (a)   MITIGATION.  Notwithstanding anything to the
contrary contained in this Agreement, the amounts of indemnity otherwise payable as a result of any claim under Section 18.1 with respect to any Loss shall be offset, and reduced, to the extent of any amount of any recoveries made by an Indemnified Party under any policy of insurance and to the extent of any specific reserves on the October Financial Statements to which the Loss relates. To the extent the Indemnified Party has an opportunity to recover from a third party and elects to do so, any recoveries realized from such action, less the cost (including legal fees) of obtaining such recoveries, also shall be an offset to the amount of indemnity otherwise payable hereunder, it being understood and agreed, however, that the

Indemnified Party shall not be obligated by the provisions of this Section or otherwise to institute any action against a third party. To the extent that IPG, Buyer, the Company or STC Tape has a right to proceed against third parties to recover any amounts which a Buyer Indemnified Party claims as an indemnified Loss against Seller or STC International and does not so proceed against such third party, Seller shall be subrogated to the rights of Buyer, the Company and STC Tape and may proceed, at its own expense, against such third party or parties.

         (b) CONSEQUENTIAL DAMAGES. No amounts of indemnity otherwise payable hereunder shall be so paid to the extent such amounts constitute consequential damages.

         (c)       NO OTHER CLAIMS.  Except to the extent provided for in
Section 18.1, the rights of IPG and Buyer to injunctive relief under Section
10.3 shall be the exclusive remedy of IPG and Buyer with respect to the nonperformance by Seller of any covenant or agreement contained in this Agreement. The rights of IPG and Buyer under Section 18.1(a) shall be the exclusive remedy of IPG and Buyer and each other Buyer Indemnified Party with respect to the monetary remedies provided for IPG or Buyer against Seller or STC International contained in this Agreement. IPG and Buyer, on behalf of themselves and each other Buyer Indemnified Party, hereby waive and release Seller and each Seller Indemnified Party from any statutory or other rights of contribution or indemnity (except as set forth in Section 18.1) relating to the transactions contemplated by this Agreement.

         Except to the extent provided for in Section 18.2, the exclusive remedy of Seller with respect to the nonperformance by IPG or Buyer of any covenant or agreement contained in this Agreement shall be injunctive relief. The rights of Seller under Section 18.2 shall be the exclusive remedy of Seller or STC International and each other Seller Indemnified Party with respect to the monetary remedies provided for Seller against IPG or Buyer contained in this Agreement (excluding, however, the Registration Rights Agreement). Seller, on behalf of itself and each other Seller Indemnified Party (excluding, however, those employees referenced in Section 10.2, to the extent of such employees' rights thereunder) hereby waives and releases IPG, Buyer and each other Buyer Indemnified Party from any statutory or other rights of contribution or indemnity (except as set forth in Section 18.2) relating to the transactions contemplated by this Agreement.

         18.3.     METHOD OF ASSERTING CLAIMS.

         (a) In the event any claim or demand in respect of which any Indemnified Party might seek indemnity under Section 18.1 or Section 18.2 is asserted against or sought to be collected from such Indemnified Party by a Person other than Buyer, IPG or any Affiliate of Seller, Buyer or IPG (a "Third Party Claim"), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been materially prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party

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

disputes its liability to the Indemnified Party hereunder and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

                   (i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 18.3, then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party will not be indemnified in full pursuant to Section 18.1 or Section 18.2). The Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof; PROVIDED, HOWEVER, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this Section 18.3(a)(i) file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and PROVIDED FURTHER, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 18.3, and except as provided in the preceding sentence, the Indemnified Party will bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under Section 18.3 with respect to such Third Party Claim.

                   (ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to this Section 18.3, or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; PROVIDED, HOWEVER, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the

    Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this Section 18.3, if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this Section
    18.3 or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this
    Section 18.3, and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

                   (iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to a Third Party Claim or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim, the Loss in the amount specified in the Claim Notice will be conclusively deemed a liability of the Indemnifying Party, and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by arbitration as provided for in Section 18.4.

         (b) In the event any Indemnified Party should have a claim not involving a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss in the amount specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

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

         (c) LETTER OF CREDIT. At any time and from time to time that IPG or Buyer shall assert a claim for indemnification hereunder and there remain amounts available under the letter of credit relating to such claim:
(i) the remaining face amount of such letter of credit shall not thereafter be reduced below an amount equal to the aggregate amount of the pending unresolved claims to which such letter of credit relates, and (ii) upon final resolution, pursuant to Section 18.4(a) or (b), as applicable, of any such claim in favor of Buyer, Buyer may draw against the letter of credit in an amount equal to the amount of the claim by delivering a drawing certificate executed by each of IPG and Buyer, on the one hand, and by Seller, on the other hand, to the Letter of Credit Bank.

         (d) ADJUSTMENT OF PURCHASE PRICE. Any reimbursement by Seller in connection with a claim made by Buyer or IPG pursuant to this Agreement will be deemed a reduction in the Purchase Price and shall occur by IPG or Buyer obtaining such reimbursement in accordance with the provisions of this Agreement.

         18.4.     DISPUTES.

         (a)       RESOLUTION OF DISPUTES BETWEEN THE PARTIES.

         Any controversy or claim arising out of or relating to this Agreement shall be determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association, and

                   (i)    the number of arbitrators shall be three;

                   (ii)   the place of arbitration shall be Honolulu, Hawaii;
                          and

                   (iii)  the language of the arbitration shall be English.

         (b) ENVIRONMENTAL CLAIMS. Notwithstanding anything to the contrary elsewhere in this Agreement, Buyer shall determine the manner of resolution of, and shall otherwise control the management and implementation of any part of the defense, response, proceedings or settlement relating to any Losses for which Seller has an indemnity obligation under Section 18.1(a)(ii), which involves or relates to the investigation, study, sampling, testing, abatement, monitoring, cleanup, removal, remediation, or other response action relating to noncompliance with Environmental Law at any Site or off-Site ("Environmental Response Action"); provided, however, that such defense, response, proceeding or settlement in accordance with the following procedures:

                   (i) Buyer shall provide written notice to Seller (each such notice an "Environmental Response Action Notice") setting forth with reasonable particularity the nature of the condition or event giving rise to the related Environmental Response Action Notice, the nature of the activities undertaken or to be undertaken by Buyer with respect thereto (to the extent then determinable), and the estimated cost associated with such activities (to the extent then estimable). In circumstances where Buyer must take immediate

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

    Environmental Response Action to address an imminent threat to human health or the Environment, or to satisfy requirements under any Environmental Law or requirements established by a Governmental Entity, Buyer shall provide in advance, if practicable, an Environmental Response Action Notice to Seller that describes the time period within which such immediate action must be taken by Buyer and the necessity and basis for taking such immediate action ("Immediate Environmental Response Action Notice"). If Seller does not or is unable to respond within the time period described in such Immediate Environmental Response Action Notice, Buyer, in its best judgment, may take appropriate Environmental Response Action ("Immediate Environmental Response Action"), provided, however, that Seller, by not responding within such time period, does not waive its right to the proceeding in
    (ii)-(vi) below.

                   (ii) Seller shall within ninety (90) days after receipt of an Environmental Response Action Notice, notify Buyer in writing that Seller, in whole or in part, approves or objects to the Environmental Response Action set forth in the Environmental Response Action Notice. Seller agrees that its approval of the activities undertaken or to be undertaken pursuant to the Environmental Response Action Notices will not be unreasonably withheld.

                   (iii) If Seller notifies Buyer that it approves of all or part of the Environmental Response Action set forth in the related Environmental Response Action Notice, the Losses (or the part thereof so approved by Seller) associated with the Environmental Response Action shall be conclusively deemed Losses for which Seller has an indemnity obligation and Seller shall pay the amount of such Losses to Buyer on demand and in accordance with the provisions of Section 18.3 of this Agreement.

                   (iv) In the event Seller objects to all or any part of an Environmental Response Action Notice or an Immediate Environmental Response Action Notice on a timely basis, in accordance with Section 18.3(b)(ii), Seller shall notify Buyer in writing of their specific disagreement (and the basis therefor) regarding such Environmental Response Action or Immediate Environmental Response Action. If Seller's objection relates to the nature of Buyer's proposed activities or response to the relevant condition or event, Seller shall provide an alternative proposal describing in reasonable detail the proposed activities or response, including estimated costs associated therewith ("Dispute Notification"), within ninety (90) days of its receipt of the related Environmental Response Action Notice or Immediate Environmental Response Action Notice. Buyer and Seller shall thereafter negotiate in good faith in an attempt to reach agreement as to the disputed Environmental Response Action Notice or Immediate Environmental Response Action Notice.

                   (v) In the event that Buyer and Seller are unable to resolve the dispute within 30 days after commencing negotiations pursuant to (iv) above, Buyer and Seller shall immediately refer the dispute for compromise or resolution to an independent environmental consulting firm that is (A) mutually acceptable to the Buyer and Seller;
    (B) does business in the region where the Site at issue is located, (C) is qualified in environmental matters relating to the operations conducted at the Site, but (D) who will not be engaged or has not been engaged to perform such Environmental Response Action or Immediate Environmental Response Action (the "Dispute Resolution Consultant"), it being understood that the decision of such Dispute Resolution Consultant shall be binding on both Buyer and Seller. In the event that Buyer and Seller are unable to agree upon a Dispute Resolution Consultant by the 25th day of such 30-day period, the Dispute Resolution Consultant shall be chosen by the thirtieth (30th) day by the American Arbitration Association ("AAA") pursuant to the criteria in
    Section 18.4(b)(v)(B)-(D).

                   (vi) The Dispute Resolution Consultant shall render its decision no later than 90 days after being selected by Buyer and Seller or by the AAA, provided that the decision date may be extended by mutual agreement of Buyer and Seller. The party against whom the Dispute Resolution Consultant finds shall pay the fees and expenses of the Dispute Resolution Consultant, except if there is no clear losing position, Buyer and Seller shall each pay one-half of such costs.

                                   ARTICLE XIX
                             [INTENTIONALLY OMITTED]



                                   ARTICLE XX
                                 MISCELLANEOUS

         20.1. NOTICES. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered Personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

          If to Buyer and/or IPG to:

          Intertape Polymer Group Inc.
          110E Montee de Liesse
          St.-Laurent, Quebec  H4T IN4
          Canada
          Attn.:  Mr. Andrew M. Archibald
          Facsimile No.: (514) 731-5477
          with a copy to:

          Morgan, Lewis & Bockius LLP
          101 Park Avenue
          New York, NY 10178-0060
          Attn.:  Nancy H. Corbett, Esq.
          Facsimile No.:  (212) 309-6273

          If to Seller to:

          STC Corp.
          STC Building
          32 Munrae-dong 3-ga
          Yongdungpo-gu, Seoul
          South Korea
          Attn: Mr. Injin Choi
          Facsimile No.:  011-82-2-675-1595

          with a copy to:

          Mr. I.J. Choi
          420 Pinehill Road
          Leonia, NJ  07605

          and a copy to:

          Ronald H. Janis, Esq.
          Pitney, Hardin, Kipp & Szuch
          P.O. Box 1945
          Morristown, NJ  07962-1945
          Facsimile No.:  (973) 966-1550


All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 20.1, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 20.1, be deemed given upon confirmed receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section 20.1, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 20.1). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

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

         20.2. ENTIRE AGREEMENT. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

         20.3.     EXPENSES.

         (a) Except as otherwise expressly provided below, Buyer and IPG on the one hand, and Seller, the Company and STC Tape and affiliates thereof on the other hand, shall bear and pay their own costs and expenses incurred in connection with the negotiation, execution, and closing of this Agreement and the transactions contemplated hereby.

         (b) To the extent that STC Tape or the Company incurs prior to Closing and pays after Closing costs or expenses in connection with this transaction for attorneys, investment advisors, accountants (other than Coopers & Lybrand for its audit work on the October Financial Statements) or filing fees, in connection with this transaction collectively greater than $350,000, Seller will reimburse IPG or Buyer for such expenses. To the extent that STC Tape and/or the Company incur and pay such expenses in an amount up to $350,000 prior to the Closing, the expenses paid on or before the Closing shall be deemed cash and cash equivalents in the calculation of Company Indebtedness.

         (c) With respect to the costs incurred by the Company or STC Tape for engaging Coopers & Lybrand to perform the audit of the October Financial Statements, all expenses in excess of $25,000 shall be borne and paid by Buyer and IPG. The costs of Coopers & Lybrand for such audit work in excess of $25,000 shall be excluded from the calculation of Net Operating Income. To the extent that such fees of Coopers & Lybrand are paid on or prior to the Closing and exceed $25,000, the excess over $25,000 shall be deemed to be cash or cash equivalents for purposes of the calculation of Company Indebtedness.

         (d) In the event that the transaction does not close for any reason whatsoever, the costs incurred by the Company and STC Tape for engaging Coopers & Lybrand to perform the audit of the October Financial Statements to the extent that such costs exceeds $25,000 will be reimbursed to the Company by IPG and Buyer and IPG and Buyer agree, on demand, to reimburse the Company in cash for the documented amount in excess of $25,000, paid by the Company and STC Tape to Coopers & Lybrand for such audit.

         20.4. PUBLIC ANNOUNCEMENTS. The form of press release to be issued immediately upon execution of this Agreement is attached as Exhibit W. The text of any other press release in respect of the transactions herein contemplated shall be agreed upon collectively by Seller, IPG and Buyer.

         20.5. WAIVER; REMEDIES CUMULATIVE. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

         20.6. AMENDMENT. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

         20.7. THIRD PARTY BENEFICIARIES. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnification under Section 11.5 or
Article XVIII.

         20.8. DEFINITION OF KNOWLEDGE. As used in this Agreement, the expression "to the knowledge" of Seller means the actual knowledge of one or more of the Eight Key Employees.

         20.9. NO ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except (i) for assignments and transfers by operation of law and (ii) that Buyer may assign any or all of its rights, interests and obligations hereunder (including, without limitation, its rights under Article II) to a wholly-owned subsidiary or an Affiliate of Buyer, PROVIDED that any such subsidiary or Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained herein. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

         20.10. HEADINGS. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

         20.11. INVALID PROVISIONS. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

         20.12. LAW. The governing law of this Agreement shall be the substantive law of the State of New York.

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

         20.13. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

         20.14. UPDATING DISCLOSURE SCHEDULES. Each party hereto has endeavored in good faith to provide disclosure schedules which are complete and correct as of the date hereof. Each party shall have the right, until November 14, 1997, to amend or supplement its disclosure schedules in order to provide corrected or additional information. Such amended or supplemental disclosure schedules shall be treated for all purposes as though they were delivered contemporaneously herewith. Thereafter, the parties shall continue to update the disclosure schedules for new and additional information so that the representations and warranties are true and correct as of the date of Closing.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each of IPG, Buyer and Seller as of the date first above written.


                    IPG:

                    INTERTAPE POLYMER GROUP INC.


                    By: [Illegible]
                        -----------------------------
                        Name:
                        Title:


                    BUYER:

                    IPG (US) ACQUISITION CORPORATION


                    By: [Illegible]
                        -----------------------------
                        Name:
                        Title:


                    SELLER:

                    STC CORP.


                    By: [Illegible]
                        -----------------------------
                        Name:
                        Title: